UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)

VENTANA MEDICAL SYSTEMS, INC.
(Name of Subject Company)

VENTANA MEDICAL SYSTEMS, INC.
(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

92276H106
(CUSIP Number of Class of Securities)

Christopher M. Gleeson
President and Chief Executive Officer
VENTANA MEDICAL SYSTEMS, INC.
1910 E. Innovation Park Dr.
Tucson, AZ 85755
Telephone (520) 887-2155
Toll Free (800) 227-2155
Fax (520) 229-4207
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Thomas A. Cole	Daniel M. Mahoney
Fredrick C. Lowinger	Snell & Wilmer L.L.P.
Michael A. Gordon	One Arizona Center
Robert L. Verigan	400 E. Van Buren
Sidley Austin LLP	Phoenix, AZ 85004
1 South Dearborn Street	Telephone (602) 382-6000
Chicago, IL 60603	Fax (602) 382-6070
Telephone (312) 853-7000
Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this amendment (this “Amendment”) is to amend and supplement or restate, as applicable, the information set forth in Items 1-4 and Items 6-9 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Ventana Medical Systems, Inc., a Delaware corporation (the “Company” or “Ventana”), on July 11, 2007 (as amended, including pursuant to this Amendment, this “Schedule 14D-9”).

Item 1.	Subject Company Information.

Item 1 is hereby amended by replacing section (b) thereof with the following:

(b) Securities.  The title of the class of equity securities to which this Schedule 14D-9 relates is Ventana’s common stock, par value $0.001 per share (the shares of the common stock being referred to as the “Shares”), and any associated preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of May 6, 1998 (as amended from time to time, the “Rights Agreement”), between Ventana and Wells Fargo Bank, N.A. (as successor to Norwest Bank Minnesota, N.A.), as rights agent. Unless the context requires otherwise, all references to the Shares include the Rights, and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement. As of January 20, 2008, there were 34,844,346 Shares outstanding and an additional 7,506,064 Shares reserved for issuance under the Company’s equity compensation plans, including 4,895,184 Shares issuable upon the exercise of outstanding stock options granted pursuant to those equity compensation plans.

Item 2.	Identity and Background of Filing Person.

Item 2 is hereby amended by replacing section (b) thereof with the following:

(b) Tender Offer.  This Schedule 14D-9 relates to the tender offer by Rocket Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Roche (as defined below), pursuant to which Purchaser offered to buy all outstanding Shares for $75.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 27, 2007 and the related Letter of Transmittal (which, together with any amendments or supplements thereto made prior to the execution of the Merger Agreement (as defined below), collectively constitute the “Initial Offer;” the Initial Offer, together with any amendments or supplements thereto, including pursuant to the Merger Agreement, collectively constitute the “Offer”). The Initial Offer is described in a Tender Offer Statement on Schedule TO, filed with the United States Securities and Exchange Commission (the “SEC”) on June 27, 2007 by Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Roche”), and Purchaser.

The Schedule TO indicates that the Initial Offer is the first step in Purchaser’s plan to acquire all of the outstanding Shares. Purchaser intends, as soon as practicable after consummation of the Initial Offer, to seek to have Ventana complete a second-step merger with Purchaser. Pursuant to the terms of the second-step merger, each remaining Share (other than Shares held by Company, any subsidiary of the Company, Holdings, any subsidiary of Holdings or any stockholder who properly perfects appraisal rights under the Delaware General Corporation Law (the “DGCL”)), would be converted into the right to receive an amount in cash per Share equal to the price per Share paid in the Initial Offer.

On January 21, 2008, Ventana, Roche Holdings, Inc., a Delaware corporation (“Holdings”), and Purchaser entered into an agreement and plan of merger (the “Merger Agreement”). Under the Merger Agreement, Purchaser agreed to amend the terms and conditions of the Initial Offer by (a) increasing the price to be paid per Share from $75.00, as provided in the Initial Offer, to $89.50 per Share and (b) amending certain terms and conditions of the Initial Offer (the Initial Offer, as so amended pursuant to the Merger Agreement, the “Revised Offer”). On January 22, 2008, Roche and Purchaser filed with the SEC Amendment No. 17 to their Tender Offer Statement on Schedule TO reflecting the terms of the Revised Offer, and on January 25, 2008, Roche and Purchaser filed an amended and restated offer to purchase reflecting the Revised Offer as Exhibit (a)(l)(viii) to Amendment No. 18 to their Tender Offer Statement on Schedule TO.

The Revised Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides that, following consummation of the Revised Offer and subject to the terms and conditions contained in the

Merger Agreement, including, if required by law, obtaining the necessary vote of the Company’s stockholders in favor of the adoption of the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), and each outstanding Share (other than Shares held by the Company, any subsidiary of the Company, Holdings, any subsidiary of Holdings (including Purchaser) or any Company stockholder who properly perfects appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to $89.50, net to the seller in cash (the “Merger Consideration”). Notwithstanding the foregoing, in the event that Holdings, Purchaser or any other subsidiary of Holdings acquires at least 90% of the outstanding Shares pursuant to the Revised Offer and the Merger may be effected pursuant to Section 253 of the DGCL, the parties to the Merger Agreement have agreed to take all necessary and appropriate action to cause the Merger to become effected without a meeting of Company stockholders, in accordance with the DGCL, as soon as practicable following the date on which Shares are first accepted for payment (the “Acceptance Date”).

Following the consummation of the Merger, the Company will continue as the surviving corporation (the Company, as the surviving corporation after the Merger, the “Surviving Corporation”) and will be a wholly owned subsidiary of Holdings. A copy of the Merger Agreement is filed as Exhibit (e)(16) to this Amendment and is incorporated by reference herein.

Pursuant to the Merger Agreement, February 7, 2008 has been set as the initial expiration date of the Revised Offer, subject to extension in certain limited circumstances as required under the Merger Agreement. Following the expiration of the Offer, Purchaser is required to, if requested by the Company, or may, in its sole discretion, make available a subsequent offering period of not less than three business days after the expiration of the Revised Offer. The Company has not yet determined whether it expects to require Purchaser to provide a subsequent offering period.

According to the Tender Offer Statement on Schedule TO filed by Roche and Purchaser on June 27, 2007, as amended, the business address of Purchaser is 9115 Hague Road, Indianapolis, Indiana 46250; Purchaser’s telephone number is (317) 521-2000; the business address of Roche is Grenzacherstrasse 124, CH-4070 Basel, Switzerland; and Roche’s telephone number is +41-61-688-1111.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended by replacing subsections (b), (c) and (d) thereof with the following:

(b) Cash Consideration Payable Pursuant to the Revised Offer.

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Revised Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of January 20, 2008, the directors and executive officers of the Company were deemed to beneficially own in the aggregate 7,430,789 Shares (including Shares subject to vested equity awards but excluding Shares subject to unvested equity awards). If the directors and executive officers of the Company were to tender all of such Shares for purchase pursuant to the Revised Offer, and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive approximately $620,588,480 in cash in the aggregate (net of the exercise price of vested options) for such Shares, subject to applicable income and employment withholding taxes.

(c) The Merger Agreement.

A summary of the Merger Agreement is contained in Item 7 of this Schedule 14D-9. Such summary is incorporated by reference herein and is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(16) to this Amendment and is incorporated herein by reference. The Merger Agreement has been included to provide investors and security holders with the information regarding its terms and conditions. It is not intended to provide any other factual information about the Company. No representation, warranty, covenant or agreement described in this Schedule 14D-9 or contained in the Merger Agreement is, or should be construed as, a representation or warranty by the Company to any investor or covenant or agreement of the Company with any investor. The representations, warranties, covenants and agreements contained in the Merger Agreement are solely for the benefit of the Company, Holdings and Purchaser, may represent an allocation of risk among the parties, may be subject to standards of materiality that differ from those applicable to investors and may be qualified by disclosures among the parties.

The Company’s directors and executive officers have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company stockholders generally.

(i) Accelerated Vesting of Company Stock Options, Performance Units and Restricted Shares. To the extent that the Company’s directors and executive officers hold options to purchase Shares, performance units or restricted Shares, they will be entitled to receive the consideration payable with respect to those securities pursuant to the Merger Agreement. As of January 20, 2008, the Company’s directors and executive officers held options to purchase 2,802,560 Shares, 230,666 of which were not vested and exercisable as of that date, with exercise prices ranging from $8.75 to $51.32 and an aggregate weighted average exercise price of $14.79 per Share. In addition, as of January 20, 2008, the Company’s directors and executive officers held 19,354 performance units, and the Company’s executive officers held 11,000 restricted Shares.

The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”),

•	each then-outstanding option to purchase Shares, whether or not vested or exercisable, granted under the Company’s equity compensation plans will vest and be cancelled and, in exchange therefor, the Surviving Corporation will pay to each former holder of any such cancelled option a cash amount equal to the number of Shares subject to the option multiplied by the excess, if any, of the Merger Consideration over the per Share exercise price of the option;

•	each then-outstanding performance unit, whether or not vested, granted under the Company’s equity compensation plans will vest and be cancelled and, in exchange therefor, the Surviving Corporation will pay to each former holder of any such cancelled performance unit a cash amount equal to the number of Shares subject to or related to such performance unit multiplied by the Merger Consideration; and

•	each then-outstanding restricted Share granted under the Company’s equity compensation plans will vest (and all restrictions on any such restricted Shares will lapse) and each such restricted Share will be converted into the right to receive the Merger Consideration.

(ii) Exculpation and Indemnification of Directors and Officers. The Company’s charter contains certain provisions permitted under the DGCL relating to the liability of the Company’s directors and officers. These provisions eliminate the Company’s directors’ and officers’ personal liability to the Company or its stockholders for monetary damages resulting from a breach of fiduciary duty other than (a) for any breach of the duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL (which relates to unlawful payment of dividends and unlawful stock purchases or redemptions) and (d) for any transaction from which the director or officer derived an improper personal benefit. The Company’s bylaws also contain provisions that allow the Company to indemnify its directors and officers to the fullest extent permitted by the DGCL.

In addition, the Company has entered into indemnification agreements with its directors and executive officers that obligate it to indemnify such directors and executive officers to the fullest extent permitted by the DGCL. As permitted by its bylaws, the Company also maintains officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the Company may incur in such capacities.

Pursuant to the Merger Agreement, for six years after the Effective Time, unless otherwise required by applicable law, Holdings has agreed to cause the respective charter and bylaws (or equivalent organizational documents) of the Surviving Corporation and each of its subsidiaries to contain provisions regarding limitations on personal liability of directors and indemnification of, and advancement of expenses to, each current and former director, officer, employee or employee benefit plan fiduciary of the Company or any of its subsidiaries (each, an “Indemnified Person”) in respect of acts, omissions or events occurring at or prior to the

Effective Time that are no less advantageous to the intended beneficiaries than the provisions in effect on the date of the Merger Agreement.

The Merger Agreement also provides that, for six years after the Effective Time, Holdings shall, and shall cause the Surviving Corporation to, indemnify Indemnified Persons in respect of actions, omissions or events occurring at or prior to the Effective Time to the fullest extent provided in the applicable entity’s organizational documents or under applicable law, in each case, as in effect on the date of the Merger Agreement. Holdings is also required to honor and cause the Surviving Corporation to honor all obligations of the Company to each Indemnified Person in respect of acts, omissions or events occurring at or prior to the Effective Time to the fullest extent provided in any indemnification agreements to which the Company or any subsidiary thereof is a party as of the date of the Merger Agreement, in each case, as in effect on the date of the Merger Agreement.

Under the Merger Agreement, Holdings is required to, and is required to cause the Surviving Corporation to, either continue to maintain in effect for six years after the Effective Time the Company’s directors’ and officers’ insurance policies in place as of the date of the Merger Agreement with terms and conditions at least as favorable as the Company’s existing policies or purchase comparable insurance for such six-year period with terms and conditions at least as favorable as those contained in the Company’s existing policies. In the event that equivalent coverage can only be obtained by paying aggregate premiums in excess of 300% of the current annual premium paid by the Company, the Surviving Corporation is only required to obtain the best available coverage for aggregate premiums not in excess of 300% of such amount.

(iii) Employee Matters. Under the Merger Agreement, Holdings, for a period of one year following the Effective Time, is required to provide to all employees of the Company or any of its subsidiaries as of the Effective Time who continue employment with the Surviving Corporation or any of its affiliates (“Continuing Employees”) with compensation and benefits that are in the aggregate substantially equivalent to those provided by the Company and its subsidiaries as in effect immediately prior to the Acceptance Date. Holdings is required to cause the Surviving Corporation to assume and honor all written employment, change of control, severance, retention or termination agreements applicable to any employee of the Company or any of its subsidiaries.

Under the Merger Agreement, Holdings has agreed to provide each Continuing Employee with credit for all service with the Company and its subsidiaries under employee benefit plans or arrangements of Holdings and its affiliates. Also, to the extent Holdings covers Continuing Employees in any welfare benefit plans it or any of its affiliates maintain, Holdings has agreed to waive all pre-existing condition limitations, exclusions and waiting periods with respect to participation and coverage requirements and, for the plan year in which the closing of the transactions contemplated by the Merger Agreement occurs, to credit each Continuing Employee with any co-payments and deductibles paid prior to the commencement of coverage under such plans in satisfying any applicable deductible or out-of-pocket requirements after the commencement of coverage under such plans.

(iv) Retention Pool and Bonus Arrangements. The Merger Agreement provides that Holdings or the Surviving Corporation will establish a retention plan under which officers and other key employees of the Company will be granted subject to vesting requirements promptly following the Effective Time, cash awards having a value in the aggregate of not less than $10,000,000 and not more than $15,000,000. In addition, the Merger Agreement provides for the payment of cash bonuses to officers and other employees of the Company and its subsidiaries in lieu of the annual equity-based compensation awards which the Company would have granted to such officers and employees in February or March of 2008.

(d) Change in Control Agreements.

Consummation of the transactions contemplated by the Merger Agreement will constitute a change in control under the Company’s equity compensation plans. See the excerpt entitled “Compensation Discussion and Analysis — Potential Payments upon Termination or Change-in-Control — Change in Control” from the 2007 Proxy Statement, which is incorporated by reference into this Item 3.

The Board was aware of these interests and the interests referred to above and considered them, among other matters described in Item 4 below, in approving the Revised Offer, the Merger and the Merger Agreement and in making the recommendations described in Item 4 below.

ITEM 4.	The Solicitation or Recommendation.

Item 4 is hereby amended by replacing subsection (a) thereof with the following:

(a) Solicitation Recommendation.

As more fully described below, at meetings held on January 19 and 21, 2008, the Board carefully considered and reviewed with the Company’s financial and legal advisors the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the terms and conditions of the Revised Offer and the Merger and the comparative benefits and risks of the Company’s pursuing other strategic alternatives or independently pursuing its strategic plan.

After this consideration and review, the Board (1) determined that the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company and its stockholders, (2) approved and adopted the Revised Offer, the Merger and the Merger Agreement in accordance with the DGCL and (3) recommended that Company stockholders tender their Shares pursuant to the Revised Offer and, if adoption is required by applicable law, adopt the Merger Agreement. Accordingly, and for the other reasons described in more detail below, the Board recommends that you ACCEPT the Revised Offer and TENDER your Shares pursuant to the Revised Offer and, if required by applicable law, ADOPT the Merger Agreement.

A copy of a letter to stockholders communicating the Board’s recommendation is filed as Exhibit (a)(29) to this Amendment and is incorporated herein by reference.

Item 4 is hereby further amended and supplemented by adding the following new paragraphs at the end of subsection (b)(i) thereof:

On July 19, 2007, in connection with the release of second quarter earnings, the Company announced that it was strengthening earnings guidance for 2007 and 2008. On July 26, 2007, Roche extended the Initial Offer, setting August 23, 2007 as the new expiration date. That same day, Goldman, Sachs & Co. (“Goldman Sachs”) contacted a third party (“Party A”) to discuss a possible strategic transaction between Party A and the Company.

On July 31, 2007, the Board convened telephonically to discuss the Initial Offer. At the meeting, Mr. Gleeson recommended that the Board establish a subcommittee to facilitate close communication between the Board and the Company’s management and outside advisors regarding the Initial Offer and the exploration of other strategic alternatives. The Board unanimously agreed. The Board appointed Christopher Gleeson, Rod Dammeyer, Mark Miller, John Patience and Jack Schuler to the subcommittee (the “Subcommittee”).

Prior to Roche’s public announcement in late June of its intent to commence the Initial Offer, the Company was contacted by another third party (“Party B”) regarding a possible transaction in the form of an acquisition of the Company or a joint venture between Party B and the Company. The Board agreed that Mr. Gleeson should meet with executives from Party B to discuss a possible transaction. The executives met at the Company’s headquarters in Tucson on August 7, 2007. Subsequently, Party B had additional conversations with the Company but never conveyed a formal proposal.

Throughout the month of August 2007, the Subcommittee had a number of telephonic meetings with the Company’s outside financial and legal advisors to discuss and evaluate financial projections and analyses prepared by management and the outside financial advisors, respectively, and other opportunities to maximize stockholder value. The Subcommittee recommended that management should assemble a series of investor presentations designed to educate the investment community about the Company’s future growth prospects and business opportunities.

On August 17, 2007, executives at the Company held preliminary discussions with senior management of Party A regarding the future of companion diagnostics and the advanced staining business. A follow-up telephone call between a representative of Goldman Sachs and Party A was held on August 22, 2007. However, a formal proposal to engage in a strategic transaction with the Company was never put forth by Party A.

On August 21, 2007, Roche extended the Initial Offer, setting September 20, 2007 as the new expiration date.

In September 2007, the Subcommittee continued to convene telephonically with management and the Company’s outside financial and legal advisors to discuss the Initial Offer. On September 5, 2007, the Company raised its earnings guidance for 2008 and 2009 and announced the acquisition of Spring BioScience Corporation. On September 19, 2007, Roche extended the Initial Offer, setting November 1, 2007 as the new expiration date.

On October 2, 2007, the Board held an in-person meeting to obtain an update on the Subcommittee’s efforts and to discuss the Company’s operating performance. At the meeting, the Board was joined by the Company’s outside financial, legal and proxy solicitation advisors. The Company’s outside financial advisors reviewed various strategic alternatives available to the Company. The Board discussed the financial implications of these strategic options.

On October 10, 2007, the Board met telephonically to discuss the Company’s operating performance and the status of the Initial Offer. The Board was joined by the Company’s outside financial, legal and proxy solicitation advisors.

On October 17, 2007, a representative of Goldman Sachs received a telephone call from another third party (“Party C”) expressing interest in exploring the possibility of pursuing a strategic transaction with the Company.

On October 22, 2007, the Board met telephonically to discuss the Initial Offer and investor reaction to the Company’s third quarter earnings announcement. The Subcommittee provided an update on the Initial Offer. The Board discussed the potential interest of other third parties. The Company’s outside financial and legal advisors also participated in the telephonic board meeting.

On October 29, 2007, Roche extended the Initial Offer for the fourth time, setting January 17, 2008 as the new expiration date. That same day, the Board met in person to discuss the Initial Offer and certain financial projections prepared by management and the Company’s outside financial advisors. Applying a variety of valuation methodologies, the management presentation valued the Company in the range of $54 to $119 per Share. The Board then discussed the various methodologies and the valuation range. The Company’s outside legal and financial advisors also participated in the discussion.

On November 6, 2007, Dr. Franz Humer, the Chairman of Roche, telephoned Jack Schuler, the Chairman of the Company. Dr. Humer proposed an in-person meeting later that week in New York City. Mr. Schuler advised Dr. Humer that he would discuss the possibility of a meeting with the Board.

Also, on November 6, 2007, the Company’s senior management team traveled to the offices of Party C to discuss the feasibility of a strategic transaction between the two entities.

On November 7, 2007, the Board convened telephonically and authorized Mr. Schuler’s proposed meeting with Dr. Humer. The Board concluded that the interests of the Company and its stockholders were best served by opening a dialogue with Roche at this juncture. The Board also authorized the negotiation, execution and delivery of a confidentiality agreement with Roche, containing customary terms and conditions for transactions of a similar nature.

On November 10, 2007, Dr. Humer and Mr. Schuler had dinner together in New York City. The discussion centered on general industry trends as well as the future of companion diagnostics. At no point did they commence any type of negotiations regarding the price of the Initial Offer. However, at the end of the dinner, Dr. Humer and Mr. Schuler agreed to instruct their respective legal advisors to prepare a confidentiality agreement to facilitate due diligence to be conducted by Roche executives. Dr. Humer indicated that Roche intended to initiate a proxy contest at the Company’s 2008 annual meeting of stockholders (the “Annual Meeting”) if the parties could not agree on a negotiated transaction.

On November 12, 2007, legal advisors for Roche and the Company spoke by telephone and exchanged drafts of a confidentiality agreement. The attorneys discussed the timing and nature of the confidential information to be shared following the execution of a mutually acceptable confidentiality agreement. The attorneys also began exploring the possibility of giving the representatives of Roche an opportunity to meet with senior executives of the Company to discuss the Company’s business and operations, including its financial condition, and to conduct additional due diligence on the Company. The Company thereafter invited senior executives from Roche to the Company’s headquarters in Tucson for a management presentation.

On November 13, 2007, Roche and the Company executed a confidentiality agreement which the Company announced after the close of market trading that day. The agreement allowed Roche to commence due diligence and have appropriate access to non-public information in order for Roche to better understand the Company’s business prospects and the inherent value in companion diagnostics.

On November 14, 2007, executives from Roche arrived in Tucson and participated in a management presentation followed by a question and answer session. The discussions extended into the following day.

On November 16, 2007, the outside legal advisors for the Company and Roche conferred to discuss certain intellectual property issues including the pending patent and antitrust appellate litigation brought against the Company by CytoLogix, Inc. (the “CytoLogix Litigation”).

On November 18, 2007, Mr. Gleeson and Dr. Severin Schwan, the Chief Executive Officer of Roche Diagnostics, had a telephone conference to discuss certain due diligence requests put forth by Roche. Mr. Gleeson did not agree to provide all of the information requested by Dr. Schwan. However, he commited to granting Roche access to an electronic data room that contained information about the Company’s business operations and financial condition.

On November 20, 2007, Mr. Schuler received an e-mail from Dr. Humer suggesting that they meet in New York City to continue their discussions. Mr. Schuler responded by inviting Dr. Humer to the Company’s headquarters in Tucson. On November 21, 2007, the Company gave Roche access to the electronic data room that included confidential information regarding the Company’s business operations.

On November 27, 2007, Dr. Humer traveled to Tucson to meet with Messrs. Schuler and Gleeson along with other members of the Company’s executive management team. The group discussed a variety of issues pertaining to the Company’s operations, including the companion diagnostics and advanced staining businesses. Mr. Schuler and Dr. Humer held a separate meeting to discuss the consideration offered by Roche in the Initial Offer. During this meeting, Dr. Humer informed Mr. Schuler that Roche was prepared to amend the Initial Offer to increase the price to be paid per Share from $75.00 to $86.00, subject to certain conditions including the satisfactory completion of due diligence, the resolution of the CytoLogix Litigation and a prompt execution of a mutually acceptable merger agreement. Mr. Schuler said that he would advise the full Board of the proposed increase.

Mr. Schuler also expressed his disappointment with the proposed increase to Dr. Humer. Mr. Schuler said that he believed the increase was below what investors would find acceptable. On that day, the closing price of the Company’s stock on The NASDAQ Global Select Market was $88.08 per Share. The following day, Mr. Schuler informed Dr. Humer that he was canceling the impending visit of the Roche due diligence team to the Company’s headquarters. Mr. Schuler also cancelled his plans to meet Dr. Humer in New York the following week.

Also, on November 28, 2007, the Board held a telephonic meeting to obtain an update on Dr. Humer’s November 27 visit to Tucson and to discuss how to proceed with Roche. The Company’s outside legal advisors provided the Board with an overview of the due diligence activities that had been undertaken on behalf of Roche. The Board carefully considered the possible increase but concluded that the price being proposed was inadequate, especially when compared with the Company’s recent trading price.

The Board then instructed representatives of its financial advisors, Goldman Sachs and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), to contact one of Roche’s financial advisors, Greenhill & Co. (“Greenhill”), to discuss valuation issues. The Board agreed that its financial advisors should prepare a presentation illustrating the results of different valuation methodologies with respect to the Company for the representative of Greenhill.

The Company entered into a confidentiality agreement, dated November 28, 2007, with Party C. Plans were made for executives from Party C to visit the Company’s headquarters the following week.

On November 29, 2007, the Company’s outside financial advisors met with Roche’s financial advisors in New York City. In order to advance discussions, the Company’s outside financial advisors provided Roche’s representatives with a presentation on certain preliminary financial analyses. Roche’s financial advisors responded that they did not agree with the assessment of value but they would discuss the materials presented with their client.

Throughout the months of November and December 2007, the Subcommittee met regularly with senior executives and the Company’s outside financial and legal advisors to discuss the Initial Offer and other developments. The Subcommittee continued to evaluate strategic alternatives that might maximize stockholder value.

On December 4, 2007, senior executives at the Company met with executives from Party C and provided to those executives a management presentation that included confidential information regarding the Company’s business model and financial projections. Senior executives discussed a variety of different transaction structures with Party C.

On December 5, 2007, the Company announced that it had received notification from Roche of its intention to seek the election of directors to the Company’s Board of Directors and to make certain other proposals at the Company’s Annual Meeting. Roche’s legal counsel provided a draft notification to the Company’s outside counsel several weeks prior to the notification date.

On December 11, 2007, the Board held an in-person meeting to discuss the status of discussions with Roche and other matters. The Board conferred about the discussions held during the previous week with Party C and concluded that the transaction structures discussed by management and representatives of Party C were inadequate when compared with the Initial Offer.

At the meeting, the Board discussed valuation issues and considered target price ranges. The Company’s outside financial and legal advisors also participated in the discussion. The Board debated various strategies for approaching Roche. At the conclusion of the meeting, the Board asked a representative of Goldman Sachs to contact a representative of Greenhill to discuss how to proceed.

In mid-December, based on reports of conversations between senior executives of Roche and a representative of Merrill Lynch in Europe, the Company’s Merrill Lynch representative reported to various members of the Subcommittee and Company management that Roche could possibly pay up to $90 per Share but not more.

On December 13, 2007, Mr. Gleeson received a telephone call from a representative of Party C informing him that Party C was not in a position to put forth a proposal that would be as attractive to the Company as the Initial Offer from Roche. Also, that same day, a representative of Goldman Sachs contacted Greenhill and discussed the status of the discussions between the parties in general. The following day, a representative of Goldman Sachs spoke with a representative of Citibank, Roche’s other financial advisor. Based on those conversations, the parties agreed to resume discussion after the holidays.

In late December of 2007, Mr. Schuler and Dr. Humer spoke and agreed to meet on January 4, 2008 in New York City.

On January 4, 2008, Mr. Schuler met with Dr. Humer. During this meeting, Mr. Schuler indicated that he would support an offer of $105 per Share. Dr. Humer responded that Roche was not willing to increase the Initial Offer above $86 per Share. When Mr. Schuler brought up the impression conveyed by Merrill Lynch that Roche had indicated it might pay $90 per Share, Dr. Humer stated that Roche’s position had not changed and no one at Roche was authorized to speculate about a possible increase above $86 per Share.

On January 5, 2008, the Board convened telephonically to discuss Mr. Schuler’s meeting with Dr. Humer. In order to advance the discussions, Mr. Gleeson proposed to the Board that he contact Dr. Schwan. The Board agreed and asked Mr. Gleeson to travel to Switzerland to meet with Drs. Humer and Schwan the following week. The Board authorized Mr. Gleeson to negotiate an acquisition price in the low $90s.

On January 10, 2008, Mr. Gleeson traveled to Switzerland to meet with Drs. Humer and Schwan. The parties discussed the Company’s business performance and outlook as well as the companion diagnostics market.

Mr. Gleeson informed Drs. Humer and Schwan that he did not think the Board would approve a transaction at $86 per Share. However, Mr. Gleeson said that he believed unanimous Board approval of the sale of the Company to Roche was possible at $95 per Share. He also surmised that a majority of the Board might endorse the transaction if Roche were to offer $92 to $93 per Share. Mr. Gleeson stated that he thought that the Board would consider an offer at or above $90 per Share but would not entertain an offer at less than $90 per Share.

On January 11, 2008, a representative of Goldman Sachs received a telephone call from Greenhill. The representative of Greenhill said that Roche believed that Mr. Gleeson’s meeting had been very productive. The Greenhill executive then informed a representative of Goldman Sachs that if the Board were unwilling to consider the sale of the Company for less than $90 per Share, Roche would proceed to a proxy contest. The Greenhill representative also said that, if the Board were willing to contemplate the sale of the Company for less than $90 a share, Roche would put forth a counter-offer.

On January 12, 2008, the Board convened telephonically to review the current state of discussions. On January 13, 2008, the Board again met telephonically and authorized Mr. Gleeson to contact Dr. Humer and propose amending the Initial Offer so as to increase the purchase price per Share to the low-$90s.

On January 14, 2008, Mr. Gleeson telephoned Dr. Humer regarding such an amendment. Dr. Humer informed Mr. Gleeson that a deal was not possible in the low-$90s. However, Dr. Humer stated that Roche would amend the Initial Offer to include a purchase price very close to $90 per Share. The Board met telephonically later that day to consider whether to respond to Dr. Humer’s statements and authorized the Company’s outside financial advisors to contact the Greenhill representative to discuss the possibility of supporting an offer at a price between $89 and $90 per Share. After the Board meeting, Mr. Gleeson had additional conversations with members of the Subcommittee regarding price.

On January 15, 2008, a representative of Goldman Sachs contacted the Greenhill representative to discuss the possibility of completing a friendly transaction at just below $90 per Share. Mr. Gleeson discussed the status of negotiations with other members of the Subcommittee throughout the day. On January 16, 2008, a representative of Goldman Sachs and the Company’s outside legal advisors held numerous discussions with representatives of Roche regarding the CytoLogix Litigation. Roche inquired about the possibility of the Company settling the litigation prior to Roche putting forth a revised offer of between $86 and $90 per Share.

While those discussions continued, Mr. Gleeson received a telephone call from Dr. Schwan who wanted to confer about the CytoLogix Litigation, the offer price and whether Mr. Gleeson was committed to staying at the Company and effectuating the transition. Mr. Gleeson informed Dr. Schwan of his view that a majority of the Board would approve an offer that was only slightly less than $90 per Share and that the Board would not be willing to enter into a merger agreement with any non-standard conditions including the settlement of the CytoLogix Litigation.

Later in the day, a representative of Goldman Sachs received a telephone call from Greenhill. The Greenhill executive proposed that Roche amend the Initial Offer to increase the price to $89.00 per Share. The

Goldman Sachs representative consulted with Mr. Gleeson and the Company’s outside legal advisors. Mr. Gleeson advised the Goldman Sachs representative to put forth a counter offer of $89.50 per Share. After consulting with his client, the Greenhill executive told the representative of Goldman Sachs that Roche would be willing to amend the Initial Offer so as to increase the purchase price to $89.50 per Share (the “$89.50 per Share Proposal”). After the close of trading on The NASDAQ Global Select Market, Roche announced that it had extended the Initial Offer for the fifth time, setting March 14, 2008 as the new expiration date.

That evening, the Board convened telephonically to consider a resolution authorizing the Company’s outside legal advisors to commence the negotiation of a definitive merger agreement. The resolution was approved by the affirmative vote of all directors except Mr. Schuler, who voted against the resolution. A draft merger agreement was provided to the Company’s outside legal advisors by Roche’s outside counsel.

On January 17, 2008, Dr. Humer called Mr. Schuler to discuss the $89.50 per Share Proposal. Mr. Schuler informed Dr. Humer that he would not be supporting the sale of the Company to Roche for $89.50 per Share. On January 17 and 18, 2008, the Company and its outside legal advisors negotiated with Roche and its outside legal advisors the terms and conditions of a proposed merger agreement. On January 19, 2008, the Board convened telephonically to review and discuss the terms and conditions of the proposed merger agreement and the status of the negotiations. The Company’s outside legal advisors discussed with the Board its fiduciary duties and reviewed the terms and conditions of, and received guidance from the Board with respect to the open terms of, the proposed merger agreement and related transaction documents, including the terms of the proposed stockholder tender and support agreement that Roche had requested that the Company’s directors and executive officers execute. Messrs. Schuler and Patience indicated that they would not be willing to execute the tender and support agreement. The Company’s financial advisors also discussed a preliminary financial analysis of the $89.50 per Share offer price.

On January 19 and 20, 2008, the Company and its outside legal advisors continued to negotiate with Roche and its outside legal advisors regarding the terms and conditions of the proposed merger agreement and related transaction documents. On January 20, 2008, the Company settled the CytoLogix Litigation.

On January 21, 2008, the Board met in person to consider whether to enter into a definitive merger agreement with Roche. The Company’s outside legal advisors presented a summary of the terms and conditions of the proposed merger agreement and related transaction documents.

At that meeting, representatives of Goldman Sachs and Merrill Lynch discussed certain financial analyses related to the proposed transaction and delivered their respective oral opinions, each of which was subsequently confirmed in writing, that, as of January 21, 2008, based upon and subject to the assumptions, limitations and qualifications set forth therein, the $89.50 per share cash consideration to be received by the holders of the Shares pursuant to the Revised Offer and the Merger was fair from a financial point of view to such holders. Copies of Goldman Sachs’ and Merrill Lynch’s opinions are filed as Exhibits (a)(30) and (a)(31), respectively, to this Amendment. On the last day of trading prior to the announcement of the execution of the Merger Agreement, the Company’s shares closed at $85.33 per Share.

During and following the presentations, the Board posed questions to the Company’s outside financial and legal advisors and engaged in discussion, including in executive session. The Board discussed the fact that it believed no other party would make an offer financially superior to $89.50 per Share including Party A, Party B and Party C. After consideration and review, the Board (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (2) approved the merger agreement and the transactions contemplated thereby in accordance with the DGCL and (3) recommended that Company stockholders accept the Revised Offer and tender their Shares pursuant to the Offer and adopt the Merger Agreement. For a summary of factors considered by the Board, see the next section of this Schedule 14D-9 entitled “Reasons for the Board’s Recommendation.” The Board also approved an amendment to the Rights Agreement, which renders the Rights Agreement inapplicable to the Merger Agreement and the transactions contemplated thereby and causes the Rights Agreement to expire immediately prior to the Effective Time.

Mr. Schuler voted against the resolutions described above and indicated that he did not at that time intend to tender Shares held by him pursuant to the Revised Offer. Mr. Patience abstained from the vote and also indicated that he did not at that time intend to tender Shares held by him pursuant to the Revised Offer. Mr. Dammeyer was traveling outside the United States during the discussions but joined the meeting by telephone shortly following the vote on the resolutions described above and indicated that he supported such resolutions. As discussed below, the Board considered the issues raised by Messrs. Schuler and Patience and decided to approve the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger.

In connection with his determination to vote as a Director against approval of the Merger Agreement and indicate his intention to not tender his Shares in the Revised Offer, Mr. Schuler believed that Roche could pay more, and should pay more, for the Company and provided the following reasons: (i) many “sell side” financial analysts have estimated that the Company’s core business is worth $85 to $90 per Share based on the Company’s 2008 and 2009 financial projections (without taking into consideration the value of the Company’s companion diagnostics franchise); (ii) numerous “sell side” financial analysts have estimated that the value of the Company’s companion diagnostics business exceeds $20 per Share, based on limited data that Mr. Schuler believes understate the actual number of companion diagnostic projects of the Company; (iii) Roche has indicated that the acquisition of the Company is integral to its cancer drug business, causing Mr. Schuler to believe that Roche would pay more if forced to, either as the result of a competitive bid or pressure from Company stockholders; (iv) in addition to the possible cash flows and synergies that will accrue to Roche in Europe from the acquisition of the Company, Mr. Schuler believes that the acquisition of the Company will enable Roche and Genentech to commercially introduce oncology drugs more quickly, which Mr. Schuler believes is of critical significance to Roche because he believes that advancing the launch date of just one important drug by one year may be worth in excess of $1 billion to Roche and Genentech; and (v) Mr. Schuler believes that Roche may benefit from having competitors in the oncology arena solely dependent on Roche for the development of companion diagnostics for their drugs.

In connection with Mr. Patience’s determination to abstain from the vote as a director to approve the Merger Agreement and indicate his intention to not tender his shares in the Revised Offer, Mr. Patience believed that Company stockholders would fare better if the Company remains independent. Mr. Patience provided the following reasons: (i) many “sell side” financial analysts completed sum-of-the-parts analyses of the Company and determined that the Company’s advanced and basic staining businesses should be valued in the high $80s to low $90s per Share (without taking into account the Company’s emerging companion diagnostics business, which those analysts have valued at up to $20 per Share and which Mr. Patience believes could be worth substantially more since tissue-based diagnostics could eventually be used by oncologists to develop therapeutic roadmaps for all cancer patients); and (ii) the Company has a leadership position in the high growth anatomical pathology market thereby providing it with unique growth opportunities in the Company’s existing and adjacent business segments that Mr. Patience believes are not reflected in the Revised Offer.

The Board also approved resolutions authorizing the proper officers of the Company to take all necessary steps to exempt (or ensure the continued exemption of) the Merger Agreement and the transactions contemplated thereby from the requirements of Section 203 of the DGCL that apply or purport to apply to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby and, to the extent permitted by law, take all necessary steps to exempt (or ensure the continued exemption of) the merger agreement and the transactions contemplated thereby from the requirements of Sections 10-2721 to 10-2727 and Sections 10-2741 to 10-2743 of the Arizona Revised Statutes that apply or purport to apply to the Offer, the merger, the merger agreement or the transactions contemplated thereby.

Late in the evening of January 21, 2008, the Company and affiliates of Roche entered into the Merger Agreement, each of the directors and executive officers of the Company other than Messrs. Schuler and Patience entered into the stockholder tender and support agreement, and the Company and Roche issued a joint press release on the morning of Tuesday, January 22, 2008, announcing the execution of the Merger Agreement, Roche’s intention to amend the Initial Offer and the Board’s recommendation that Company stockholders tender their Shares pursuant to the Revised Offer. A copy of the press release is filed as Exhibit (a)(29) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4 is hereby further amended by replacing subsection (b)(ii) thereof with the following:

In approving the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, and recommending that all holders of Shares accept the Revised Offer, tender their Shares pursuant to the Revised Offer and adopt the Merger Agreement, the Board consulted with the Company’s management and the Company’s outside financial and legal advisors and took into account numerous factors, including, without limitation, the following:

—	The Possible Future Performance of the Company and Attendant Risks. The Board believed that the $89.50 per Share Revised Offer reflects much of the long-term value creation potential of the Company’s business plan, value-creation initiatives and marketplace opportunities, without subjecting Company stockholders to any execution risk or risks associated with the industry in which the Company operates, including risks associated with regulatory change. The Board considered the execution risks and the potential impact on financial performance, particularly in 2008 and 2009, associated with management distraction resulting from ongoing activities related to the Offer and the normal product introduction and customer adoption issues with respect to Symphony and other new products, each of which are in early stages of their life cycles. The Company has built and maintained its leadership position in tissue-based cancer diagnostics through innovative research and development initiatives. The Board considered that the Company continues to bring to market a robust pipeline of automated platforms and high value diagnostic tests. The Board also considered the success of the Company’s research and development activities, which have generated product introductions that the Board believes have the potential to drive significant additional value in the future. The Board also discussed whether it believed that the Revised Offer properly compensates the Company for the future potential of the Company’s companion diagnostics business.

—	The Price of the Revised Offer and the Course of Negotiations. The $89.50 per Share Revised Offer represents a price that is 66% higher than the three-year prior high as of June 25, 2007, the last trading day prior to Roche’s public announcement of the Initial Offer. Since announcing the Initial Offer, Roche extended the Initial Offer five times, and the Company and Roche engaged in extensive discussions regarding the value of the Company for several months. The Board believed that, particularly in light of the absence of competing offers since Roche announced the Initial Offer, it is unlikely that Roche would be willing to pay a higher price for the Company than $89.50 per Share. See also “—Opposition of One Director and Abstention of Another Director and the Reasons Therefor” below.

—	The Premium of the Revised Offer Price over the Initial Offer Price and Historical Trading Price. The $89.50 per Share Revised Offer represents a 19% increase over the Initial Offer. The $89.50 per Share Revised Offer also represents a premium of 73% to the per Share closing price of the Shares on June 25, 2007, the last trading day prior to Roche’s public announcement of the Initial Offer, and a 66% and 314% premium to the Company’s three-year prior high and low trading prices per Share as of that date of $53.93 and $21.64, respectively. Finally, the $89.50 per Share Revised Offer represents a premium of 5% to the closing price of the Shares on January 18, 2008, the last trading day prior to the announcement of the execution of the Merger Agreement.

—	Responses to Efforts to Solicit Competing Offers and Absence of Unsolicited Competing Offers Since the Commencement of the Initial Offer. After a careful review of the Initial Offer, the Board contacted several potential acquirers or strategic partners to determine whether they were interested in exploring the possibility of a potential transaction with the Company. This process yielded a number of discussions, but none resulted in an offer financially superior to the $89.50 per Share Revised Offer. In this regard, the Board believed that there are no more desirable strategic or other transactional alternatives available at this time, noting in particular the length of time that the Initial Offer has been outstanding, the substantial publicity the Initial Offer has received, the absence of any unsolicited competing offers received by the Company in the over six-month period since the commencement of the Initial Offer and the fact that none of the Company’s inquiries to potential acquirers or strategic partners led to agreements for an alternative transaction superior to the Revised Offer.

—	Probability of a Contentious Proxy Contest. The Board considered the fact that if it did not reach a consensual agreement with Roche, it would likely face a contentious proxy contest for control of the Board at the Annual Meeting. In addition, the Board believed that if Roche proceeded to a proxy fight, Roche would probably be successful in obtaining representation on the Board. In addition, the Board discussed whether it would be in a weaker negotiating position should it attempt to negotiate a transaction immediately prior to, or after, Roche successfully elects its nominees to the Board.

—	Opinions of Goldman Sachs and Merrill Lynch. The Board considered a presentation from Goldman Sachs and Merrill Lynch of their financial analyses. Goldman Sachs and Merrill Lynch each delivered to the Board its respective oral opinion on January 21, 2008, subsequently confirmed in writing, to the effect that, as of such date and based on and subject to the assumptions, procedures, factors, limitations and qualifications set forth therein, the $89.50 per Share price to be received by the holders of Shares in the Revised Offer and the Merger was fair from a financial point of view to such holders. The Goldman Sachs and Merrill Lynch opinions, which are filed as Exhibits (a)(30) and (a)(31), respectively, to this Amendment and are incorporated herein by reference, set forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Goldman Sachs and Merrill Lynch in providing their respective opinions. The Board also considered that each of Goldman Sachs and Merrill Lynch will be entitled to receive a significant portion of its fees only upon consummation of the transaction.

The opinions of Goldman Sachs and Merrill Lynch were addressed to the Board in connection with its consideration of the Revised Offer and the Merger and address only the fairness from a financial point of view of the consideration to be received by the holders of Shares pursuant to the Revised Offer and the Merger. These opinions do not constitute a recommendation to any Company stockholder as to whether such stockholder should tender any Shares pursuant to the Revised Offer or any matter related thereto. Company stockholders are encouraged to read such opinions carefully in their entirety.

—	The Historical Performance of the Company. Over the past twenty years, the Company has established itself as the premier tissue-based cancer diagnostics company through the development of differentiated automated platforms, high value diagnostic tests and integrated patient information management tools. Over the last five years, the Company has made significant investments in its commercial infrastructure, resulting in it having one of the leading commercial organizations in the industry today. The Board also considered the outstanding financial performance of the Company, including the fact that the Company’s revenues and net income have increased from $88 million and $1 million, respectively, for the year ended December 31, 2001 to $238 million and $32 million, respectively, for the year ended December 31, 2006. In addition, the Company has had 27 consecutive quarters of year-over-year quarterly revenue growth.

—	Company Stockholders Will Not Participate in Future Value Creation. Although the Board believed that the $89.50 per Share Revised Offer reflects some of the synergies likely to result from the transaction, the Board considered that the all-cash consideration to be paid pursuant to the Revised Offer would preclude Company stockholders from being able to share in the benefits of all of the synergies likely to result from the transaction or other potential future value creation. Certain members of the Board did not believe that the Revised Offer reflects any synergies that Roche is to realize from the transaction.

—	Recent Equity Market Performance. Since the Initial Offer was commenced, there has been a significant decline in the U.S. and other worldwide stock markets. Furthermore, signs that the U.S. economy is headed into a recession have increased as the housing and job market in the U.S. continue to deteriorate.

—	Terms and Conditions of the Merger Agreement. The Board considered the terms and conditions of the Merger Agreement. Specifically, the Board noted that the Merger Agreement is unlikely to prevent an acquisition of the Company on terms more favorable to those in the Merger Agreement, because the Merger Agreement permits the Board in certain circumstances to change its recommendation or terminate the Merger Agreement and enter into a binding agreement with respect to a “Superior Proposal” (as defined in the Merger Agreement). However, if the Company determines to accept a Superior Proposal, Holdings has the right to match such Superior Proposal as provided in the Merger Agreement. The Board noted that if, at any time prior to the Acceptance Date, the Company enters into a definitive agreement regarding a Superior Proposal, the Company would be required to pay Holdings a termination fee of $110,000,000.

In addition, the Board noted that, under the Merger Agreement, Company stockholders that tender Shares pursuant to the Revised Offer would promptly receive payment for their Shares.

—	Recommendation of Management and the Reasons Therefor, Considered in the Light of Any Interests That Differ from Those of Other Stockholders. Management recommended that the Board approve the transactions contemplated by the Merger Agreement. The Board considered management’s recommendation in light of the fact that management has interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company stockholders generally, noting, in particular, that the Merger Agreement (a) provides for the accelerated vesting of Company stock options, performance units and restricted Shares, (b) contains provisions relating to the exculpation and indemnification of officers and directors, (c) requires Holdings to provide employees of the Company and its subsidiaries with compensation and benefits that are in the aggregate substantially equivalent to compensation and benefits provided by the Company immediately prior to the Acceptance Date, (d) provides that Holdings or the Surviving Corporation will establish a retention plan under which officers and other key employees of the Company will be granted promptly following the Effective Time cash awards having a value in the aggregate of not less than $10,000,000 and not more than $15,000,000 and (e) provides for the payment, subject to vesting requirements, of cash bonuses to officers and other employees of the Company and its subsidiaries in lieu of the annual equity-based compensation awards which the Company would have granted to such officers and employees in February or March of 2008.

—	Opposition of One Director and Abstention of Another Director and the Reasons Therefor. The Board considered the view expressed by Jack Schuler that the Company should not be sold at this time unless Roche pays a higher price and the view expressed by John Patience that the Revised Offer does not reflect the full value of the Company’s companion diagnostics business and other potential growth opportunities. However, the Board disagreed with Messrs. Schuler and Patience, noting the opinions provided by Goldman Sachs and Merrill Lynch, the course of negotiations between the Company and Roche, the absence of any competing proposals in the more than six-month period since Roche announced the Initial Offer and the execution risks associated with the Company’s business plan. For additional reasons regarding Mr. Schuler’s opposition and Mr. Patience’s abstention, see “Background of the Offer.”

—	Availability of Dissenters’ Appraisal Rights. The Board considered that under Delaware law, Company stockholders who believe that $89.50 per Share does not reflect the fair value of their Shares may elect to have the fair value of their Shares judicially determined if such stockholders comply with the provisions of the Delaware General Corporation Law.

—	Other Considerations. The Board also took into account a number of other considerations in its deliberations concerning the Merger Agreement and the transactions contemplated thereby, including, without limitation, the following:

•	the limited number of stockholders that have a basis in their common stock above $89.50,

•	the limited conditions to Roche’s obligation to complete the Revised Offer or the parties’ obligations to complete the Merger would be satisfied.

The Board concluded that it is in the best interests of the Company and its stockholders to adopt the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and the advice of the Company’s financial and legal advisors. In view of the variety of factors and amount of information that the Board considered, the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

Opinions of the Company’s Financial Advisors

Opinion of Goldman Sachs

Goldman Sachs rendered its opinion to the Board that, as of January 21, 2008 and based upon and subject to the factors and assumptions set forth therein, the $89.50 per Share in cash to be received by the holders of Shares in the Revised Offer and the Merger was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated January 21, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Exhibit (a)(30) to this Schedule 14D-9. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Revised Offer and the Merger. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Revised Offer or how any holder of Shares should vote with respect to the Merger.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Tender Offer Statement on Schedule TO, as amended, originally filed on June 27, 2007 by Roche and Purchaser;

•	Schedule 14D-9 originally filed on July 11, 2007 by the Company;

•	annual reports to stockholders and annual reports on Form 10-K of the Company for the five fiscal years ended December 31, 2006;

•	certain interim reports to stockholders and quarterly reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management.

Goldman Sachs also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company, including their views of the risks and uncertainties of achieving the internal financial analyses and forecasts for the Company. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the healthcare diagnostics industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, regulatory, tax and other information provided to, discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the transactions contemplated by the Merger Agreement or the relative merits of such transactions as compared to any strategic alternatives that may be available to the Company. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $89.50 per Share in cash to be received by the holders of Shares in the Revised Offer and the Merger pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Revised Offer or the Merger or the transactions contemplated by the Merger Agreement, including, without limitation, the fairness of such transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company or Holdings, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Holdings, or class of such persons in connection with the transaction, whether relative to the $89.50 per Share in cash to be received by the holders of Shares in the Revised Offer and the Merger in the transactions or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, January 21, 2008. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Holdings and any of their respective affiliates or any currency or commodity that may be involved in the transaction for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to the Board in connection with, and has participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. In addition, Goldman Sachs has provided certain investment banking and other financial services to Holdings and its affiliates from time to time, including having acted as financial advisor to Genentech, Inc., a majority owned subsidiary of Holdings, with respect to its issuance of Senior Notes (aggregate principal amount of $2,000,000,000) in June 2005. Goldman Sachs also may provide investment banking and other financial services to the Company, Holdings and their respective affiliates in the future. In connection with the above-described services, Goldman Sachs has received, and may receive, compensation.

For a description of the compensation payable by the Company to Goldman Sachs in connection with the Revised Offer and the Merger, see “Item 5 — Persons/Assets Retained, Employed, Compensated or Used” of this Schedule 14D-9.

Opinion of Merrill Lynch

The Company retained Merrill Lynch to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement. In connection with that engagement, the Company requested that Merrill Lynch evaluate the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares pursuant to the Revised Offer and the Merger, other than Roche, Rocket Acquisition Corporation and their respective affiliates. At the meeting of the Board on January 21, 2008, Merrill Lynch rendered its oral opinion to the Board, which opinion was subsequently confirmed in writing, that as of January 21, 2008, based upon the assumptions made, matters considered and limits of such review, as set forth in its opinion, the consideration to be received by the holders of the Shares pursuant to the Revised Offer and the Merger was fair from a financial point of view to such holders, other than Roche, Rocket Acquisition Corporation and their respective affiliates.

The full text of Merrill Lynch’s written opinion, which sets forth material information relating to such opinion, including the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Merrill Lynch, is attached as Exhibit (a)(31) to this Schedule 14D-9 and is incorporated by reference herein. This description of Merrill Lynch’s opinion is qualified in its entirety by reference to, and should be reviewed together with, the full text of the opinion. Company stockholders are urged to read the opinion and consider it carefully.

Merrill Lynch’s opinion is addressed to the Board and addresses only the fairness, from a financial point of view, of the consideration to be received by holders of the Shares in the Revised Offer and the Merger (other than Roche, Rocket Acquisition Corporation and their respective affiliates) as of January 21, 2008. The terms of the proposed transaction, including the consideration to be received by holders of the Shares, were determined through negotiations between the Company and Roche and were not determined or recommended by Merrill Lynch. Merrill Lynch’s opinion does not address the merits of the underlying decision by the Company to engage in the transaction and does not constitute a recommendation to any Company stockholder as to whether such Company stockholder should tender any Shares pursuant to the Revised Offer and how such Company stockholder should vote on the proposed Merger or any matter related thereto.

In arriving at its opinion, Merrill Lynch, among other things:

•	Reviewed certain publicly available business and financial information relating to the Company that it deemed to be relevant;

•	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to it by the Company;

•	Conducted discussions with members of senior management of the Company concerning the matters described in the two bullet points above;

•	Reviewed the market prices and valuation multiples for the Shares and compared them with those of certain other publicly traded companies that it deemed to be relevant;

•	Reviewed the results of operations of the Company and compared them with those of certain other publicly traded companies that it deemed to be relevant;

•	Compared the proposed financial terms of the Revised Offer and the Merger with the financial terms of certain other transactions that it deemed to be relevant;

•	Participated in certain discussions and negotiations among representatives of the Company and Roche and their financial and legal advisors;

•	Reviewed the Merger Agreement; and

•	Reviewed such other financial studies and analyses and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions.

In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of the Company nor was Merrill Lynch furnished with any such evaluation or appraisal, and Merrill Lynch did not evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by the Company, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company.

Merrill Lynch’s opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on the date of the opinion, and upon the information made available to Merrill Lynch as of the date of the opinion. Merrill Lynch has no obligation to update its opinion to take into account events occurring after the date that its opinion was delivered to the Board. Circumstances could develop prior to consummation of the Revised Offer or the Merger that, if known at the time Merrill Lynch rendered its opinion, would have altered its opinion.

The Company retained Merrill Lynch, among other reasons, based upon Merrill Lynch’s experience and expertise. Merrill Lynch is an internationally recognized investment banking firm with substantial experience in transactions similar to the proposed transaction. Merrill Lynch, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with business combinations and acquisitions and for other purposes.

Merrill Lynch has, in the past, provided financial advisory and financing services to Roche and its affiliates unrelated to the Revised Offer and the Merger and has received fees for the rendering of such services. In addition, in the ordinary course of its business, Merrill Lynch or its affiliates may actively trade the Shares and other securities of the Company, as well as securities of Roche and its affiliates, for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

For a description of the compensation payable by the Company to Merrill Lynch in connection with the Revised Offer and the Merger, see “Item 5 — Persons/Assets Retained, Employed, Compensated or Used” of this Schedule 14D-9.

Goldman Sachs’ and Merrill Lynch’s Joint Financial Analyses

The following is a summary of the material financial analyses jointly delivered by Goldman Sachs and Merrill Lynch to the Board in connection with rendering their respective opinions described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs and Merrill Lynch, nor does the order of the analyses described represent relative importance or weight given to those analyses by Goldman Sachs and Merrill Lynch. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ and Merrill Lynch’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 21, 2008 and is not necessarily indicative of current market conditions.

Historical Stock Trading and Premium Analysis.  Goldman Sachs and Merrill Lynch analyzed the $89.50 per Share consideration to be received by holders of the Shares in relation to the closing price of the Shares as of June 25, 2007 (which was the last trading day prior to public announcement of Roche’s offer) and January 18, 2008, the average closing price of the Shares for the 10-trading day, 20-trading day, 60-trading day and one-year periods ended June 25, 2007 and January 18, 2008, respectively, and the undisturbed 52-week high closing price of the Shares. This analysis indicated that the $89.50 per Share in cash to be received by holders of the Shares in the Revised Offer and the Merger represented a premium to the per Share prices referenced above as set forth in the tables below.

	Period Ended	Period Ended
	June 25,	January 18,
Premium to:	2007	2008

One-day stock price	73.0%	4.9%
Average closing price for the 10-trading day period	70.1%	3.9%
Average closing price for the 20-trading day period	71.5%	3.8%
Average closing price for the 60-trading day period	82.3%	3.0%
Average closing price for the one-year period	102.3%	31.9%
Undisturbed 52-week high	66.0%

Implied Transaction Multiples.  Goldman Sachs and Merrill Lynch calculated selected implied transaction multiples for the Company based on the $89.50 to be paid for each Share in the Revised Offer and the Merger. Such multiples were based on estimated earnings before interest, taxes, depreciation and amortization

(“EBITDA”) and generally accepted accounting principles (“GAAP”) earnings per share (“EPS”) for the Company prepared by the management of the Company. Enterprise Value is defined as market value of equity plus total debt less cash. Goldman Sachs and Merrill Lynch calculated the following transaction multiples implied by the $89.50 to be paid for each Share:

•	the Enterprise Value based on the $89.50 per Share price as a multiple of estimated EBITDA for 2008;

•	the Enterprise Value based on the $89.50 per Share price as a multiple of estimated EBITDA for 2009;

•	the $89.50 per Share price as a multiple of estimated GAAP EPS for 2008; and

•	the $89.50 per Share price as a multiple of estimated GAAP EPS for 2009.

The following table sets forth the multiples referred to above:

		Implied
		Multiples
		at $89.50

EBITDA multiples	2008	25.6	x
	2009	18.7	x
Price to Earnings (P/E) multiples	2008	45.8	x
	2009	32.3	x

Selected Transactions Analysis.  Goldman Sachs and Merrill Lynch analyzed certain information relating to the following selected transactions in the healthcare diagnostics industry. These transactions (listed by target/acquirer and date of announcement) were:

•	Dade Behring Holdings, Inc. / Siemens AG (July 2007)

•	Cholestech Corporation / Inverness Medical Innovations, Inc. (June 2007)

•	Digene Corporation / Qiagen N.V. (June 2007)

•	Cytyc Corporation / Hologic, Inc. (May 2007)

•	Biosite Incorporated / Inverness Medical Innovations, Inc. (April 2007)

•	BioVeris Corporation / Roche (April 2007)

•	Dako A/S / EQT Partners AB (February 2007)

•	Adeza Biomedical Corporation / Cytyc Corporation (February 2007)

•	Vision Systems Limited / Danaher Corporation (October 2006)

•	TriPath Imaging, Inc. / Becton, Dickinson and Co. (August 2006)

•	Diagnostics Products Corp. / Siemens AG (April 2006)

•	TheraSense, Inc. / Abbott Laboratories (January 2004)

•	i-STAT Corporation / Abbott Laboratories (December 2003)

•	IGEN International, Inc. / Roche (July 2003)

•	Disetronic Holding AG / Roche (February 2003)

For each of the selected transactions, Goldman Sachs and Merrill Lynch calculated the premium represented by the price paid for the target to the average closing price per share of the target one month prior to the announcement date, and the one-year forward sales multiples, EBITDA multiples, earnings before interest and taxes (“EBIT”) multiples and price to earnings multiples. Goldman Sachs and Merrill Lynch relied on information from public filings, press releases and other publicly available information. The following table presents the results of this analysis:

							Implied
							Premium/
	Selected Transactions						Multiple at
	Range		Mean		Median		$89.50

Premium to average closing price 1 month prior to announcement	19.9% - 148.2%		51.9%		43.2%		71.5%
Sales multiples	3.6x - 9.0	x	5.5	x	5.3	x	8.8	x
EBITDA multiples	15.9x - 51.0	x	27.1	x	19.6	x	25.6	x
EBIT multiples	15.6x - 51.9	x	32.9	x	27.6	x	31.1	x
GAAP P/E multiples	29.0x - 59.2	x	43.2	x	42.7	x	45.8	x

Selected Companies Analysis.  Goldman Sachs and Merrill Lynch reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the healthcare diagnostics industry:

•	Abaxis, Inc.

•	Gen-Probe Inc.

•	Immucor Inc.

•	Inverness Medical Innovations, Inc.

•	Quidel Corp.

Although none of the selected companies was directly comparable to the Company, the companies included were chosen because they were publicly traded companies with operations, growth and margin profiles that for purposes of this analysis may be considered similar to certain operations, growth and margin profiles of the Company.

Goldman Sachs and Merrill Lynch also calculated and compared various financial multiples and ratios for the Company and the selected companies based on share prices as of January 18, 2008 and information obtained from SEC filings, estimates provided by the Institutional Brokers’ Estimate System (a data service that compiles estimates issued by securities analysts, “IBES”) and the Company’s management projections.

With respect to the Company and the selected companies, Goldman Sachs and Merrill Lynch calculated the ratios of price to estimated calendar years 2008 and 2009 GAAP EPS (referred to as P/E multiples). The results of these analyses are summarized as follows:

							Company-		Company-
	Selected Companies						Management		IBES
	Range		Mean		Median		Projections		Projections

2008 P/E multiples	20.9x - 45.4	x	31.3	x	28.3	x	45.8	x	45.9	x
2009 P/E multiples	17.3x - 31.7	x	24.5	x	23.0	x	32.3	x	33.9	x

Goldman Sachs and Merrill Lynch also calculated the five-year EPS compound annual growth rate (“5-Year EPS-CAGR”), and the ratios of estimated calendar year 2008 GAAP EPS (“2008 PE”) to the 5-Year EPS-CAGR, for the Company and the selected companies. Such ratios with respect to the Company were calculated utilizing the 5-year EPS-CAGR from both IBES and management projections. The following table presents the results of this analysis:

				Company-	Company-
	Selected Companies			Management	IBES
	Range	Mean	Median	Projections	Projections

5-Year EPS-CAGR	15.0% - 25.0%	21.3%	22.5%	40.4%	22.5%
2008 PE/5-Year EPS-CAGR	1.1x - 2.0x	1.5x	1.4x	1.1x	2.0x

Present Value of Future Share Price.  Goldman Sachs and Merrill Lynch performed an illustrative future share price analysis, which was designed to provide an indication of the potential future value of the Company’s equity as a function of the Company’s future earnings and its assumed price to 12-month forward EPS multiple. Goldman Sachs and Merrill Lynch calculated implied equity values per Share as of December 31, 2008 by applying P/E multiples ranging from 30.0x to 40.0x to projections prepared by the Company’s management of 2009 GAAP EPS. Goldman Sachs and Merrill Lynch then calculated the present value of the implied per share equity values using discount rates ranging between 10.5% and 12.5% based on estimates relating to the Company’s cost of equity capital. The following table presents the results of this analysis:

Implied Future Share Price	$83.18 - $110.91
Present Value of Implied Future Share Price	$73.94 - $100.37

Discounted Cash Flow Analysis.  Goldman Sachs and Merrill Lynch performed an illustrative discounted cash flow analysis on the Company using the Company’s management projections to determine a range of implied present values per Share of the Company. Using discount rates ranging from 10.0% to 12.0% based on estimates relating to the Company’s weighted average cost of capital, terminal multiples of estimated GAAP EPS as of 2011 ranging from 24.0x to 32.0x, and implied price to earnings over growth rate multiples ranging from 1.6x to 2.1x (which range was calculated using a long-term growth rate of 15.0% after calendar year 2011 based on the Company’s management projections), Goldman Sachs and Merrill Lynch derived a range of illustrative present values of $82.11 to $113.05 per Share.

Using the Company’s management projections and a discount rate of 11%, and a terminal multiple of estimated GAAP EPS as of 2011 of 28.0x, Goldman Sachs and Merrill Lynch performed a discounted cash flow analysis to determine a range of implied present values per Share based on sensitivities to Company management’s revenue projections and EBIT margins. In performing the illustrative cash flow sensitivity analysis, Goldman Sachs and Merrill Lynch applied varied sensitivities to Company management’s revenue projections ranging from realization of 80.0% to 100.0% of such projections annually over the forecast period for calendar years 2008 to 2011 and to Company management’s EBIT margin projections ranging from 7.0% below such projections to no adjustment to such margin forecast annually over the forecast period for calendar years 2008 to 2011. This analysis resulted in a range of implied present values of $63.93 to $97.06 per Share.

General — Opinions of Goldman Sachs and Merrill Lynch

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying each of Goldman Sachs’ and Merrill Lynch’s opinions. In arriving at their fairness determinations, each of Goldman Sachs and Merrill Lynch considered the results of all of their analyses and did not attribute any particular weight to any factor or analysis considered by them. Rather, each of Goldman Sachs and Merrill Lynch made their determination as to fairness on the basis of their experience and professional judgment after considering the results of all of their analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated Revised Offer and Merger, nor is an evaluation of such analyses entirely mathematical.

Goldman Sachs and Merrill Lynch prepared these analyses for purposes of providing their respective opinions to the Board as to the fairness from a financial point of view to the holders of Shares of the $89.50 per Share in cash to be received by such holders in the Revised Offer and the Merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs, Merrill Lynch or any other person assumes responsibility if future results are materially different from those forecast.

The $89.50 per Share in cash to be paid in connection with the Revised Offer and the Merger was determined through arms’-length negotiations between the Company and Roche and was approved by the

Board. Neither Goldman Sachs nor Merrill Lynch recommended any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Revised Offer or the Merger.

As described above, each of Goldman Sachs’ and Merrill Lynch’s opinions to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement, the Revised Offer and the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs and Merrill Lynch in connection with their respective fairness opinions and is qualified in its entirety by reference to each of the written opinions of Goldman Sachs and Merrill Lynch, attached as Exhibits (a)(30) and (a)(31), respectively, to this Schedule 14D-9.

Item 4 is hereby further amended by replacing subsection (c) thereof with the following:

(c) Intent to Tender.

To the Company’s knowledge after making reasonable inquiry, all of the Company’s executive officers, directors (other than John Patience and Jack Schuler) and affiliates (other than subsidiaries of the Company) currently intend to tender for purchase pursuant to the Revised Offer all Shares held of record or beneficially owned by them, other than restricted Shares and Shares subject to options. See Item 3 of this Schedule 14D-9 for a summary of the treatment of restricted Shares and Shares subject to options under the Merger Agreement.

The Merger Agreement provides that each Share held by a subsidiary of the Company will be converted into such number of shares of stock of the Surviving Corporation such that each such subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such subsidiary owned in the Company immediately prior to the Effective Time.

Item 6.	Interest in Securities of the Subject Company.

Except for scheduled vesting of outstanding option awards, during the past 60 days, no transactions with respect to Shares have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries other than cashless exercises of options by two of its directors, Jack Schuler and John Patience, on January 23, 2008. On that date, Mr. Schuler exercised options to purchase 562,666 Shares and Mr. Patience exercised options to purchase 692,666 Shares.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Item 7 is hereby amended and restated in its entirety as follows:

(a) The Merger Agreement.

The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as exhibit (e)(16) to this Schedule 14D-9, and is incorporated herein by reference. Capitalized terms not otherwise defined herein will have the meanings ascribed thereto in the Merger Agreement.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 and this summary of terms is intended solely to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Roche (or its subsidiaries) in public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company or Roche (or its subsidiaries).

The Offer.  The Merger Agreement requires Purchaser to amend the Initial Offer to increase the purchase price to $89.50 per Share, net to the seller in cash, to provide that the conditions will be as set forth in “Conditions of the Offer” below and to amend the expiration date of the Initial Offer and to otherwise conform the terms of the Initial Offer to the requirements of the Merger Agreement. Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any other changes in the terms of or conditions to the Offer, provided that without the prior consent of the Company (which consent may be granted or withheld by the Company in its sole discretion) (A) the condition that there shall be validly tendered in accordance with the terms of the Offer prior to the expiration date of the Offer and not withdrawn, a number of Shares that, together with the Shares then owned by Purchaser and its Affiliates, represents at least a majority of the total number of Shares outstanding on a fully-diluted basis (the “Minimum Condition”) may not be waived, (B) no change may be made that changes the form of consideration to be paid, decreases the price per Share or the number of Shares sought in the Offer, amends or adds to the conditions to the Offer set forth in “Conditions of the Offer” or amends any other term of the Offer in any manner adverse to the stockholders of the Company and (C) the expiration date of the Offer will not be extended except as otherwise provided in the Merger Agreement.

Extensions of the Offer.  Purchaser will extend the Offer from time to time if at the then-scheduled expiration date of the Offer any of the conditions to the Offer are not satisfied or waived until such conditions are satisfied or waived. In no event will Purchaser be required to extend the Offer beyond May 31, 2008 or, in certain cases, June 30, 2008 (the “End Date”) unless Holdings or Purchaser is not then permitted to terminate the Merger Agreement, in which case Purchaser will be required to extend the Offer beyond the End Date. The Merger Agreement further obligates Purchaser to extend the offer (but not beyond the End Date) for any period required by any rule, regulation, interpretation or position of the SEC or the NASDAQ Global Select Market applicable to the Offer.

The Merger Agreement obligates Purchaser, subject to applicable securities laws and the satisfaction of the conditions set forth in “Conditions of the Offer,” to accept for payment and pay for, as promptly as practicable after the expiration of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer and validly tendered in the subsequent offering period. The date on which Shares are first accepted for payment pursuant to the Offer is hereinafter referred to as the “Acceptance Date”.

Subsequent Offering Period.  Following expiration of the Offer, Purchaser will, if requested by the Company, or may, in its sole discretion, provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act. The Company has not yet determined whether it expects to require Purchaser to provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act.

Directors.  The Merger Agreement provides that upon the acceptance for payment of any Shares pursuant to the Offer, Holdings will be entitled to designate the number of directors, rounded up to the next whole number, to the Board that is in the same proportion as the percentage of Shares then beneficially owned by Holdings and its affiliates to the total number of Shares outstanding. The Company is required to use its reasonable best efforts to cause individuals designated by Holdings to be appointed to the Board. The Company will also use its reasonable best efforts to cause individuals designated by Holdings to constitute the number of members, rounded up to the next whole number, on each committee of the Board and the board of directors of each subsidiary of the Company that represents the same percentage as individuals designated by Holdings represent on the Board.

Notwithstanding the foregoing, the Merger Agreement provides that if Holdings exercises its right to appoint directors to the Board, the Board will at all times include at least three Continuing Directors (as defined below) and each committee of the Board and the board of directors of each subsidiary of the Company will at all times include at least one Continuing Director. A “Continuing Director” means a person who is a member of the Board as of the date of the Merger Agreement or is a person selected by the Continuing Directors then in office.

Following the election or appointment of Holdings’ designees to the Board and until the Effective Time, the approval of a majority of the Continuing Directors is required (and such authorization will constitute the authorization of the Board) to authorize:

•	any amendment or termination of the Merger Agreement by the Company;

•	any agreement between the Company and any of its subsidiaries, on the one hand, and Holdings, Purchaser or any of their respective affiliates (other than the Company and its subsidiaries), on the other hand;

•	the taking of any action by the Company or any of its subsidiaries that would prevent or materially delay the consummation of the Merger;

•	any extension of the time for performance of obligations or action by Holdings or Purchaser under the Merger Agreement; or

•	any waiver of any of the Company’s rights or remedies under the Merger Agreement.

Top-Up Option.  Pursuant to the Merger Agreement, the Company has granted to Purchaser an option (the “Top-Up Option”) to purchase from the Company up to that number of authorized and unissued Shares that, when added to the number of Shares owned by Purchaser at the time of exercise, constitutes one Share more than 90% of the Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the Top-Up Option, calculated on a fully-diluted basis. The Top-Up Option may be exercised, in whole or in part, only once, at any time during the 10 business day period following the Acceptance Date, or if any subsequent offering period is provided, during the 10 business day period following the expiration date of such subsequent offering period. The Top-Up Option, however, may not be exercised to the extent:

•	the issuance of the Shares upon exercise of the Top-Up Option would require approval of the Company’s stockholders under the rules and regulations of the NASDAQ Global Select Market; or

•	the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares.

The aggregate purchase price payable for the Shares being purchased by Purchaser pursuant to the Top-Up Option will be payable in cash in an amount equal to the product of the number of Shares to be purchased and the price paid per Share in the Offer.

The Merger.  The Merger Agreement provides that, at the Effective Time, Purchaser will be merged into the Company. At that time, the separate existence of Purchaser will cease, and the Company will be the Surviving Corporation in the Merger.

Under the terms of the Merger Agreement, at the Effective Time, each Share then outstanding will be converted into the right to receive cash equal to the price paid per Share in the Offer, without interest (the “Merger Consideration”). Notwithstanding the foregoing, the Merger Consideration will not be payable in respect of (i) Shares held by the Company as treasury stock, by Holdings or any of its subsidiaries and (ii) Shares owned by Company stockholders who properly demand appraisal in accordance with the DGCL.

The Merger Agreement provides that if, at any time after the Acceptance Date, Holdings and its affiliates own at least 90% of the outstanding Shares, Holdings, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to be effected as soon as practicable without a meeting of stockholders of the Company by way of a short-form merger in accordance with Section 253 of the DGCL.

If, however, approval of the stockholders of the Company is required to adopt the Merger Agreement in accordance with the DGCL, the Company has agreed pursuant to the Merger Agreement that it will, among other things, (i) following the Acceptance Date, promptly prepare and file with the SEC a proxy or information statement in connection with the Merger (the “Company Proxy Statement”), (ii) include in the Company Proxy Statement, except to the extent that the Board has effected or effects an Adverse Recommendation Change (as defined below) prior to the Acceptance Date, the recommendation of the Company Board that holders of Shares vote in favor of the adoption of the Merger Agreement, (iii) use its reasonable best efforts to cause the Company Proxy Statement to be cleared by the SEC and thereafter mailed to its stockholders as promptly as practicable and (iv) cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable after the Acceptance Date for the purpose of voting on the adoption of the Merger Agreement. Pursuant to the Merger Agreement, and in accordance with the DGCL and the Company’s certificate of incorporation, if stockholder approval is required to adopt the Merger Agreement, the approval of the holders of not less than a majority of the outstanding Shares, including the Shares owned by Purchaser, will be required.

Stock Options.  The Merger Agreement provides that each option to purchase Shares that is outstanding at the Effective Time, whether or not vested or exercisable, will vest and be canceled, and each holder of an option will be entitled to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price per Share of such option, multiplied by the number of Shares issuable upon exercise of such option.

Restricted Shares.  The Merger Agreement provides that each restricted Share outstanding at the Effective Time will vest (and all restrictions on the restricted Shares will immediately lapse) and will be converted into the right to receive the Merger Consideration.

Performance Units.  The Merger Agreement provides that each performance unit that is outstanding at the Effective Time, whether or not vested, will vest and be canceled, and each holder of a performance unit will be entitled to receive an amount in cash equal to the Merger Consideration, multiplied by the number of Shares subject to the performance unit.

Employee Stock Purchase Plan.  The Merger Agreement provides that Company will suspend payroll deductions and cause the exercise of each outstanding purchase right under the Company’s 2005 employee stock purchase plan not later than the initial scheduled expiration of the Offer.

Representations and Warranties.  In the Merger Agreement, the Company has made customary representations and warranties to Holdings, including representations relating to its corporate existence and power, corporate authorization, governmental authorization, non-contravention, capitalization, subsidiaries, SEC filings, financial statements, disclosure documents, absence of certain changes, absence of undisclosed liabilities, compliance with laws and court orders, litigation, taxes, labor and employment matters, employee benefit plans, environmental matters, material contracts, intellectual property, finders’ fees, the opinions of the Company’s financial advisors and anti-takeover statutes and the Rights Agreement. Holdings has made customary representations and warranties to the Company, including representations relating to its corporate existence and power, corporate authorization, governmental authorization, non-contravention, disclosure documents, finders’ fees, financing and operations of Purchaser.

The representations and warranties in the Merger Agreement will not survive the Acceptance Date.

The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable under the securities laws.

Operating Covenants.  The Merger Agreement obligates the Company, from the date of the Merger Agreement until the earlier of the Acceptance Date or termination of the Merger Agreement, subject to certain exceptions, to, and to cause each of its subsidiaries to, use their respective reasonable best efforts to conduct their businesses in all material respects in the ordinary course consistent with past practices and use their respective reasonable best efforts to preserve intact their present business organizations, keep available the services of their officers, employees and consultants and maintain relationships with their customers, suppliers and others having significant business relationships with them. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of the Company and its subsidiaries prior to the Acceptance Date, which provide that, subject to certain exceptions, including as contemplated or as permitted by the Merger Agreement, the Company and its subsidiaries will not take certain actions without the prior consent of Holdings, including, among other things: amendments to their organizational documents; splits, combinations or reclassifications of their securities; redemption or repurchase of their securities; dividends and other distributions; issuances or sales of their securities; amendments to the terms of the Company’s securities; capital expenditures; loans, advances or capital contributions; acquisitions or dispositions of material assets or property; sales, assignments, licenses or transfers of certain intellectual property; incurrence of indebtedness other than in the ordinary course; creation of material liens; creation of material limitations or restrictions on the business of the Company; amendment or termination of material contracts; certain increases in compensation or adoption of new benefits plans; settlement of lawsuits; and changes in financial accounting principles or practices or material tax elections.

Access to Information.  Subject to applicable law and certain exceptions, the Merger Agreement provides that until the Effective Time, the Company will provide Holdings, its counsel, financial advisors, auditors and other representatives reasonable access to the properties, offices and books and records of the Company and its subsidiaries and instruct the employees, counsel, financial advisors, auditors and other representatives of the Company and its subsidiaries to cooperate with Holdings in its investigation of the Company and its subsidiaries.

No Solicitation.  In the Merger Agreement, the Company has agreed that neither it nor its subsidiaries will, nor will the Company or any of its subsidiaries authorize or permit any of their respective officers, directors or employees to (and the Company and its subsidiaries will use their respective reasonable best efforts to cause their respective counsel, financial advisors, auditors and other agents and representatives not to), directly or indirectly:

•	solicit, initiate or knowingly take any action to encourage or facilitate the making of an Acquisition Proposal (as defined below);

•	participate in any discussions or negotiations with or furnish any information with respect to the Company or any of its subsidiaries to any third party in connection with an Acquisition Proposal;

•	take any action to render the Rights or Section 203 of the DGCL inapplicable to any transaction contemplated by the term Acquisition Proposal or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries; or

•	approve or enter into any agreement (including an agreement in principle, letter of intent, term sheet or other similar instrument) with respect to an Acquisition Proposal.

Notwithstanding the foregoing, if at any time prior to the Acceptance Date, the Company receives a bona fide written Acquisition Proposal that was not solicited on or after the date of the Merger Agreement, (i) the Company and its representatives may contact the third party or parties making such Acquisition Proposal solely for the purpose of clarifying the terms and conditions thereof and (ii) if the Board determines in good faith (after considering the advice of its outside legal counsel and financial advisors) that such Acquisition Proposal is or could be reasonably expected to result in a Superior Proposal (as defined below), the Company may:

(x) pursuant to a confidentiality agreement with terms no less favorable in the aggregate to the Company than those contained in the confidentiality agreement between Roche and the Company, furnish information (including non-public information) relating to the Company or its subsidiaries to the third party that made an Acquisition Proposal and participate in discussions or negotiations with respect to the Acquisition Proposal, but only if (i) the Company has notified Holdings promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal or any request for information with respect to the Company or any of its subsidiaries by a third party that has made or is considering making an Acquisition Proposal or any indication that a third party is considering making an Acquisition Proposal (including the identity of the third party and the material terms and conditions of any proposal, request or indication); (ii) the Company shall keep Roche informed, on a prompt basis, of the status of, and any material changes in any such proposal, request or indication; and (iii) the Company promptly provides Holdings any material information furnished to the third party that has not previously been provided to Holdings; and

(y) enter into a definitive agreement with respect to a Superior Proposal, but only if (i) the Company has complied in all material respects with its “no solicitation” obligations described above; (ii) the Company has notified Holdings that the Company Board has determined that the Acquisition Proposal is a Superior Proposal and intends to enter into a definitive agreement with respect to the Superior Proposal and to terminate the Merger Agreement and attached the most current version of such agreement (or a summary containing all the material terms and conditions thereof and identifying the third party that has made the

Superior Proposal); (iii) Holdings has not made, within three business days after receipt of the written notice, an offer that the Company Board concludes in good faith (after considering the advice of its outside legal and financial advisors) causes such Acquisition Proposal to cease to be a Superior Proposal and (iv) the Company terminates the Merger Agreement and pays the termination fee described below.

The Merger Agreement requires the Company and its subsidiaries to, and to cause their officers, directors and employees (and use their reasonable best efforts to cause their respective counsel, financial advisors, auditors, consultants and other agents and representatives) to cease immediately any and all existing activities, discussions or negotiations, if any, with any person conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal.

“Acquisition Proposal” means any inquiry, proposal or offer from any person or persons (other than Holdings and its affiliates) relating to any (i) acquisition of assets of the Company and its subsidiaries (including securities of subsidiaries) representing 20% or more of the Company’s consolidated assets or revenues; (ii) acquisition of 20% or more of the outstanding Shares; (iii) tender offer or exchange offer that if consummated would result in any person or entity beneficially owning 20% or more of the outstanding Shares; or (iv) merger, consolidation, share exchange, business combination, recapitalization, reorganization, liquidation, dissolution or similar transaction involving the Company, in each case, other than the transactions contemplated by the Merger Agreement.

“Superior Proposal” means any Acquisition Proposal (with all percentages in the definition of “Acquisition Proposal” changed to 50%) on terms that the Board determines in good faith (after considering the advice of its outside legal and financial advisors and taking into account all the terms and conditions of the Acquisition Proposal) is reasonably likely to be capable of consummation and is more favorable to the Company’s stockholders than the Offer and the Merger (after giving effect to any offer made by Holdings in response to such Acquisition Proposal).

Company Board Recommendation.  The Company has represented to Holdings in the Merger Agreement that the Board, at a meeting duly called and held:

(a) determined that the Merger Agreement and the transactions contemplated in the Merger Agreement are fair to and in the best interests of the Company’s stockholders;

(b) approved the Merger Agreement and the other transactions contemplated in the Merger Agreement, including the Offer and the Merger, and declared the Merger Agreement advisable, in accordance with Delaware Law;

(c) adopted resolutions (subject to the Board’s right to make an Adverse Recommendation Change as described below) recommending that Company stockholders accept the Offer and adopt the Merger Agreement (each of (a), (b) and (c), collectively, the “Company Board Recommendation”).

The Merger Agreement provides that the Board will not fail to make, withdraw or modify in a manner adverse to Holdings the Company Board Recommendation or publicly recommend or announce its intention to enter into an agreement (including an agreement in principle, letter of intent or other similar instrument) with respect to any Acquisition Proposal or otherwise take any action or make any statement inconsistent with the Company Board Recommendation (collectively, an “Adverse Recommendation Change”). Notwithstanding the foregoing, at any time prior to the date the stockholders of the Company approve the Merger Agreement, the Board may make an Adverse Recommendation Change if it determines in good faith (after considering the advice of its outside legal and financial advisors) that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law.

The Merger Agreement provides that any “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or other factually accurate public statement by the Company that, in each case, merely describes the Company’s receipt of an Acquisition Proposal and the operation of the Merger Agreement with respect thereto and reaffirms the Company Board Recommendation will not be deemed to be an Adverse Recommendation Change. Nothing in the Merger Agreement will prevent the Board from disclosing any information required to be disclosed under applicable law or from complying with Rule 14d-9 or Rule 14e-2(a)

promulgated under the Exchange Act with respect to an Acquisition Proposal (or any similar communication to holders of Shares in connection with the making or amendment of a tender offer or exchange offer). In addition, nothing in the Merger Agreement will prohibit the Company from taking any action that any court of competent jurisdiction orders the Company to take.

Director and Officer Liability.  The Merger Agreement provides that the Surviving Corporation will (and Holdings will itself as if it were the Surviving Corporation), for six years after the Effective Time, indemnify the current and former officers, directors, employees and employee benefit plan fiduciaries of the Company or any of its subsidiaries in respect of acts, omissions or events occurring at or prior to the Effective Time to the fullest extent provided by the Company’s organizational documents or permitted by applicable law, maintain in effect provisions in the Company’s organizational documents regarding limitations on personal liability of directors and indemnification of, and advancement of expenses to current, and former officers, directors, employees and employee benefit plan fiduciaries and honor the Company’s obligations to these individuals under indemnification agreements to which the Company or a subsidiary of the Company is currently a party. In addition, the Surviving Corporation will (and Holdings will itself as if it were the Surviving Corporation), for six years after the Effective Time, maintain the Company’s current directors’ and officers’ insurance policies and fiduciary liability insurance policies or purchase comparable policies (subject to the limitation that in fulfilling this obligation the Surviving Corporation is not obligated to pay in excess of 300% of the current annual premium paid by the Company for such policies). The Merger Agreement provides that the Surviving Corporation will (and Holdings will itself as if it were the Surviving Corporation) ensure that the successors and assigns of Holdings or the Surviving Corporation, as the case may be, will assume the obligations described above.

Employee Matters.  The Merger Agreement provides that, for a period of one year following the Effective Time, Holdings will provide to all employees of the Company or any of its subsidiaries who continue employment with the Surviving Corporation or any of its affiliates with compensation and benefits that are in the aggregate substantially equivalent to compensation and benefits provided by the Company and its subsidiaries as in effect immediately prior to the Acceptance Date.

Third Party Consents and Regulatory Approvals.  Holdings and the Company have agreed in the Merger Agreement (i) to use their reasonable best efforts to make as promptly as practicable any required filings with any governmental authority or other third party and furnishing all information reasonably required in connection with such filings, (ii) use reasonable best efforts to cause the expiration of any applicable waiting periods, (iii) use reasonable best efforts to obtain any consent, authorization or approval of any private third person required to be obtained by Holdings, Purchaser or the Company or any of their respective subsidiaries in connection with the transactions contemplated by the Merger Agreement; (iv) use reasonable best efforts to prevent the entry of any judgment, injunction, order or decree that would prohibit the consummation of the Offer or the Merger and (v) take any other actions by or with respect to any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

Conditions to the Offer.  Pursuant to the Merger Agreement, Purchaser is not required to accept for payment, or pay for, any Shares tendered in the Offer and may, subject to the Merger Agreement, terminate the Offer if:

(a) prior to the expiration of the Offer, (i) the Minimum Condition has not been satisfied or (ii) there are any restrictions or prohibitions under any applicable antitrust law (including suspensory filings requirements, waiting periods and required actions, consents or clearances by any governmental authority) that would make illegal the consummation of the Offer or the Merger; or

(b) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exists:

(i) there is a law or judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger;

(ii) (A) the representations and warranties of the Company contained in the second sentence of Section 4.05 of the Merger Agreement shall not be true and correct in all material respects at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all material respects only as of such time) or (B) the other representations and warranties of the Company contained in the Merger Agreement (disregarding all materiality and Company Material Adverse Effect (as defined below) qualifications contained therein) shall not be true and correct at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), except, in the case of clause (B) only, for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(iii) the Company shall have failed to perform in all material respects all of its obligations to be performed or complied with by it under the Merger Agreement prior to such time;

(iv) the Company shall have failed to deliver to Holdings a certificate signed by an executive officer of the Company dated as of the date the Offer expires certifying that the conditions specified in clauses (b)(ii) and (b)(iii) above do not exist; or

(v) the Merger Agreement has been terminated in accordance with its terms.

As used in the Merger Agreement, “Company Material Adverse Effect” means a material adverse effect on (i) the business, operations, results of operations, assets, liabilities or financial condition of the Company and its subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial or securities markets or general economic or political conditions in the United States, (B) changes (including changes of law or regulation) or conditions generally affecting the industry in which the Company and its subsidiaries operate and not specifically relating to or having a materially disproportionate effect on the Company and its subsidiaries, (C) acts of war, sabotage or terrorism or natural disasters involving the United States not having a materially disproportionate effect on the Company and its subsidiaries, (D) the announcement or consummation of the Offer or the transactions contemplated by the Merger Agreement, or (E) any failure by the Company to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that clause (E) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure independently constitutes or contributes to a Company Material Adverse Effect); or (ii) the Company’s ability to consummate the transactions contemplated by the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, the foregoing conditions are for the sole benefit of Holdings, the Purchaser and their affiliates. Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any other changes in the terms of or conditions to the Offer; provided that without the prior consent of the Company (A) the Minimum Condition may not be waived, (B) no change may be made that changes the form of consideration to be paid, decreases the price per Share or the number of Shares sought in the Offer, amends or adds to the conditions to the Offer set forth above or amends any other term of the Offer in any manner adverse to the stockholders of the Company and (C) the expiration date shall not be extended except as otherwise provided in the Merger Agreement. Notwithstanding the foregoing, (x) Purchaser will extend the Offer if at the scheduled or extended expiration date of the Offer any of the conditions of the Offer have not been satisfied or waived, from time to time until such conditions are satisfied or waived and (y) Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the NASDAQ Global Select Market applicable to the Offer; provided that in no event will Purchaser be required to extend the Offer beyond the End Date unless Holdings or Purchaser is not then permitted to terminate the Merger Agreement pursuant to the provision described in paragraph (b)(i) under “Termination”, in which case Purchaser will be required to extend the offer beyond the End Date.

Conditions to the Merger.  The obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions:

•	if required by the DGCL, the Merger Agreement has been adopted by the stockholders of the Company;

•	there is no law or judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Merger; and

•	Purchaser has purchased Shares pursuant to the Offer.

Termination.  The Merger Agreement may be terminated and the Offer and/or the Merger may be abandoned at any time prior to the Effective Time (notwithstanding approval of the Merger Agreement by the stockholders of the Company):

(a) by mutual written agreement of the Company and Holdings;

(b) by either the Company or Holdings, if:

(i) the Acceptance Date has not occurred on or before May 31, 2008, subject to extension to June 30, 2008 if, on May 31, 2008, none of the conditions described in “Conditions of the Offer” exists other than as a result of the restrictions under applicable antitrust laws (except that this right to terminate the Merger Agreement will not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Acceptance Date to occur on or before such time); or

(ii) if there is a law or final non-appealable judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger;

(c) by Holdings, if prior to the Acceptance Date:

(i) an Adverse Recommendation Change has occurred;

(ii) the Company has intentionally and materially breached its non-solicitation obligations under the Merger Agreement (it being understood that actions taken by officers, directors or employees of the Company or its subsidiaries or representatives will not give rise to a right to terminate the Merger Agreement pursuant to this paragraph (c)(ii) so long as neither the Company nor any of its subsidiaries has authorized or permitted any such actions by its officers, directors or employees and the Company and its subsidiaries have used their respective reasonable best efforts to cause such Company representatives not to take any such actions); or

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in the Merger Agreement has occurred that would cause the condition set forth in paragraphs (b)(ii) or (b)(iii) of “Conditions of the Offer” to the Merger Agreement to exist, and such breach or failure is incapable of being cured by the End Date;

(d) by the Company, if Holdings, Purchaser or any of their respective affiliates has breached in any material respect any of their respective representations and warranties or failed to perform in any material respect any of their respective covenants or agreements set forth in the Merger Agreement or the guarantee (as described below) which breach or failure to perform is incapable of being cured by the End Date; or

(e) by the Company pursuant to the provision described in paragraph (y) under “No Solicitation” above.

Effect of Termination.  If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and of no effect with no liability on the part of any party to the other party; provided that, if such termination resulted from the (i) intentional failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) material breach of either party to perform a covenant thereof, such party will be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure or breach.

Termination Fee.  The Company has agreed in the Merger Agreement to pay Holdings a fee in immediately available funds (in the case of a termination of the Merger Agreement by Holdings, within two business days after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination) equal to $110,000,000 if:

(i) the Merger Agreement is terminated by Holdings pursuant to the provision described in paragraph (c)(i) under “Termination” above or by the Company pursuant to the provision described in paragraph (e) under “Termination” above; or

(ii) the Merger Agreement is terminated by Holdings or the Company pursuant to the provision described in paragraph (b)(i) under “Termination” above, if after the date of the Merger Agreement and prior to the date of termination, an Acquisition Proposal has been publicly announced or otherwise been communicated to the Board or the Company’s stockholders and not withdrawn and within nine months following the date of such termination, the Company has entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal has been consummated (provided that for purposes of the provision described in this paragraph each reference to “20%” in the definition of Acquisition Proposal will be deemed to be a reference to “50%”).

General Expenses.  Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense.

In connection with the execution of the Merger Agreement, Roche and the Company entered into a guarantee pursuant to which Roche has guaranteed the performance and discharge of Holdings’ payment and performance obligations under the Merger Agreement. In addition, Thomas D. Brown, Rodney F. Dammeyer, Edward M. Giles, Christopher M. Gleeson, Thomas M. Grogan, M.D., Hany Massarany, Lawerence L. Mehren, Mark C. Miller, Mark D. Tucker and James R. Weersing entered into a tender and support agreement with Holdings pursuant to which, among other things, those stockholders and agreed to tender their shares in the offer.

(b) The Rights Agreement.

On January 21, 2008, the Company entered into the Rights Amendment. The effect of the Rights Amendment is to permit the performance of the transactions contemplated by the Merger Agreement and prevent Holdings or any of its affiliates or associates from becoming an “Acquiring Person” (as defined in the Rights Agreement) and a “Distribution Date” (as defined in the Rights Agreement) from occurring. The Rights Amendment also provides for the termination of the Rights Agreement immediately prior to the Effective Time. This description of the Rights Amendment is qualified in its entirety by reference to the full text of the Rights Amendment, a copy of which is filed as Exhibit (a)(32) to this Amendment and is incorporated herein by reference.

(c) The Stockholder Tender and Support Agreement.

In connection with the execution of the Merger Agreement, all of the Company’s directors and executive officers (other than John Patience and Jack Schuler) entered into a Stockholder Tender and Support Agreement, dated as of January 21, 2008 (the “Support Agreement”), with Holdings. Under the Support Agreement, such directors and executive officers agreed, among other things, to tender all Shares beneficially owned by them pursuant to the Offer, to vote such Shares in favor of the adoption of the Merger Agreement at any meeting of Company stockholders and to grant to Holdings an irrevocable proxy to vote such Shares in favor of the Merger Agreement. This description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as Exhibit (a)(33) to this Amendment and is incorporated herein by reference.

(d) The Guarantee.

In connection with the execution of the Merger Agreement, the Company and Roche entered into a Guarantee, dated as of January 21, 2008 (the “Guarantee”). Under the Guarantee, Roche unconditionally and irrevocably guarantees the full and punctual performance and discharge of Holding’s payment and performance obligations under the Merger Agreement. This description of the Guarantee is qualified in its entirety by reference to the full text of the Guarantee, a copy of which is filed as Exhibit (a)(34) to this Amendment and is incorporated herein by reference.

Item 8.	Additional Information.

Item 8 is hereby amended by replacing the last sentence of subsection (a) thereof with the following:

Item 8 is hereby further amended by adding the following at the end of subsection (d) thereof:

The Board has approved the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, and has declared that the provisions of Section 203 of the DGCL do not apply to the transactions contemplated by the Merger Agreement.

Item 8 is hereby further amended by replacing subsection (c) thereof with the following:

(c) Arizona Corporate Takeovers Act.

On June 29, 2007, Roche filed a complaint in the U.S. District Court for the District of Arizona against the Company and the Attorney General of the State of Arizona alleging that Sections 10-2721 through 10-2727 and Sections 10-2741 through 10-2743 of the Arizona Revised Statutes are unconstitutional insofar as they seek to regulate tender offers for corporations incorporated under the laws of states other than Arizona. Roche moved for a preliminary injunction that would prevent the application of the Arizona statutory provisions to the Offer, and on August 22, 2007, the court granted that preliminary injunction. Roche and the Company later stipulated to the entry of a permanent injunction, after which the court entered a consent judgment barring the Company from taking any action to invoke, apply or enforce the above provisions of the Arizona Revised Statutes with respect to the Offer.

Item 8 is hereby further amended by adding the following at the end of subsection (d) thereof:

On August 22, 2007, the State-Boston Retirement System, an alleged stockholder of the Company, filed a putative class action lawsuit in the Court of Chancery for the State of Delaware against the Company and its directors on behalf of a proposed class of Company stockholders other than the Director Defendants and their affiliates. The complaint alleges that the Director Defendants breached their fiduciary duties to Company stockholders in connection with the Offer. The action seeks, among other things, injunctive relief requiring the Director Defendants to negotiate with Roche and/or to seek out and evaluate other value-maximizing alternatives and an award of damages, plaintiff’s attorneys’ fees, expert fees and interest. On October 26, 2007, plaintiff amended its complaint, which defendants later moved to dismiss for failure to state a claim. That motion has not yet been briefed.

On August 24, 2007, Geneva Blazek, an alleged stockholder of the Company, filed a putative class action lawsuit in the Superior Court of the State of Arizona in and for the County of Pima on behalf of a proposed class of Company stockholders other than the Director Defendants and their affiliates. The complaint alleges that the Director Defendants breached their fiduciary duties to Company stockholders in connection with the Offer. The action seeks, among other things, injunctive relief barring the Director Defendants from employing any unreasonable defensive mechanisms, an order directing the Director Defendants to seek out and evaluate other value-maximizing alternatives, and an award of damages and plaintiff’s attorneys’ fees. On October 5, 2007, defendants filed a motion to stay the action in light of the similar Roche Holdings v. Gleeson and State-Boston Retirement System cases pending before the Delaware Chancery Court, or, in the alternative, to dismiss the complaint for failure to state a claim. That motion has been fully briefed and argued, but no decision has been rendered.

Pursuant to the Merger Agreement, Holdings, Purchaser and the Company have agreed (1) to promptly following the date of the Merger Agreement, enter into and file stipulations staying all litigation pending between them or their respective affiliates and representatives, or commenced by or on behalf of any of them in connection with the Offer, and (2) to promptly following the Acceptance Date, enter into and file stipulations dismissing with prejudice all such litigation and releasing all claims against the other parties to the Merger Agreement (and their affiliates and representatives) based on any action or omission that occurred prior to the date of such stipulations.

Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements that may state the Company’s, its management’s or the Board’s intentions, beliefs, expectations or predictions for the future. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “project,” “intend,” “will be,” “will continue,” “will likely result” or words or phrases of similar meaning. These forward-looking statements are subject to numerous risks and uncertainties, and actual results may vary materially. The Company may not achieve anticipated future operating results and product development activities may not be as successful as the Company expects in terms of the timing of product availability to the market or customer rates of adoption. Other risks and uncertainties include risks associated with the development, manufacturing, marketing and sale of products, competitive factors, general economic conditions, legal disputes, government actions and those other risks and uncertainties described in the Company’s most recent Annual Report on Form 10-K filed with the SEC, and subsequent reports filed by the Company with the SEC from time to time. Copies of the Company’s filings made with the SEC are available through the SEC’s electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov. The Company undertakes no obligation following the date of this Amendment to update or revise its forward-looking statements or to update the reasons actual results could differ materially from those anticipated in forward-looking statements. Undue reliance should not be placed upon any such forward-looking statements, which speak only as of the date such statements are made. Past performance is not indicative of future results. The Company cannot guarantee any future operating results, activity, performance or achievement.

Item 9.	Exhibits.

Item 9 is hereby amended so as to add the following new exhibits:

Exhibit No.	Document

(a)(29)	Letter to Company stockholders communicating the recommendation of the Company’s board of directors*
(a)(30)	Opinion of Goldman, Sachs & Co., dated January 21, 2008*
(a)(31)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated January 21, 2008*
(a)(32)	First Amendment to Rights Agreement, dated as of January 21, 2008, between the Company and Wells Fargo Bank, N.A.
(a)(33)	Stockholder Tender and Support Agreement, dated as of January 21, 2008, among Roche Holdings, Inc., Thomas D. Brown, Rodney Dammeyer, Edward M. Giles, Christopher M. Gleeson, Thomas M. Grogan, Hany Massarany, Lawrence L. Mehren, Mark C. Miller, Mark D. Tucker and James R. Weersing
(a)(34)	Guarantee, dated as of January 21, 2008, between the Company and Roche Holding Ltd
(e)(16)	Agreement and Plan of Merger, dated as of January 21, 2008, among the Company, Roche Holdings, Inc. and Rocket Acquisition Corporation

*	Included in material mailed to Company stockholders

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VENTANA MEDICAL SYSTEMS, INC.

Christopher M. Gleeson
President and Chief Executive Officer
Date: January 25, 2008

INDEX OF EXHIBITS

Exhibit No.	Document

(a)(1)	Letter to the Company’s stockholders dated July 11, 2007*(1)
(a)(2)	Press release issued by the Company on July 11, 2007(1)
(a)(3)	Letter to the Company’s employees dated July 11, 2007(1)
(a)(4)	Employee/customer/supplier “Frequently Asked Questions”(1)
(a)(5)	Press release issued by the Company on July 19, 2007(1)
(a)(6)	Investor presentation materials for Earnings Conference Call held on July 20, 2007(1)
(a)(7)	Transcript of Earnings Conference Call held on July 20, 2007(1)
(a)(8)	Press release issued by the Company on July 26, 2007(1)
(a)(9)	Letter to the Company’s employees dated July 26, 2007(1)
(a)(10)	Press release issued by the Company on August 21, 2007(1)
(a)(11)	Letter to the Company’s employees dated August 21, 2007(1)
(a)(12)	Letter to the Company’s employees dated August 22, 2007(1)
(a)(13)	Complaint filed by the State-Boston Retirement System, individually and on behalf of all those similarly situated, on August 22, 2007, in the Court of Chancery for the State of Delaware, New Castle County(1)
(a)(14)	Complaint filed by Geneva Blazek, individually and on behalf of all those similarly situated, on August 24, 2007, in the Superior Court of the State of Arizona in and for the County of Pima(1)
(a)(15)	Press release issued by the Company on September 19, 2007(1)
(a)(16)	Letter to the Company’s employees dated September 21, 2007(1)
(a)(17)	Press release issued by the Company on October 18, 2007(1)
(a)(18)	Transcript of Earnings Conference Call held on October 18, 2007(1)
(a)(19)	Press release issued by the Company on October 29, 2007(1)
(a)(20)	Press release issued by the Company on November 13, 2007(1)
(a)(21)	Letter to the Company’s employees dated November 13, 2007(1)
(a)(22)	Press release issued by the Company on December 5, 2007(1)
(a)(23)	Letter to the Company’s employees dated December 5, 2007(1)
(a)(24)	Press release issued by the Company on January 16, 2008(1)
(a)(25)	Press release issued by the Company on January 22, 2008(1)
(a)(26)	Letter to the Company’s employees dated January 22, 2008(1)
(a)(27)	Employee Frequently Asked Questions dated January 22, 2008(1)
(a)(28)	Email to the Company’s employees dated January 22, 2008(1)
(a)(29)	Letter to Company stockholders communicating the recommendation of the Company’s board of directors*
(a)(30)	Opinion of Goldman, Sachs & Co., dated January 21, 2008*
(a)(31)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated January 21, 2008*
(a)(32)	First Amendment to Rights Agreement, dated as of January 21, 2008, between the Company and Wells Fargo Bank, N.A.
(a)(33)	Stockholder Tender and Support Agreement, dated as of January 21, 2008, among Roche Holdings, Inc., Thomas D. Brown, Rodney Dammeyer, Edward M. Giles, Christopher M. Gleeson, Thomas M. Grogan, Hany Massarany, Lawrence L. Mehren, Mark C. Miller, Mark D. Tucker and James R. Weersing
(a)(34)	Guarantee, dated as of January 21, 2008, between the Company and Roche Holding Ltd
(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A relating to the 2007 Annual Meeting of Stockholders as filed with the SEC on March 28, 2007(1)
(e)(2)	1988 Stock Option Plan and forms of agreements thereunder (Incorporated by reference to Exhibit 10.7(A) to the Company’s Registration Statement on Form S-l (SEC File No. 333-4461), declared effective by the SEC July 26, 1996)

Exhibit No.	Document

(e)(3)	1996 Stock Option Plan and forms of agreements thereunder (Incorporated by reference to Exhibit 10.7(B) to the Company’s Registration Statement on Form S-l (SEC File No. 333-4461), declared effective by the SEC July 26, 1996)
(e)(4)	1996 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.8(B) to the Company’s Registration Statement on Form S-l (SEC File No. 333-4461), declared effective by the SEC July 26, 1996)
(e)(5)	1996 Directors Option Plan (Incorporated by reference to Exhibit 10.8(C) to the Company’s Registration Statement on Form S-l (SEC File No. 333-4461), declared effective by the SEC July 26, 1996)
(e)(6)	1998 Nonstatutory Stock Option Plan and forms of agreements thereunder (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-92883), filed with the SEC on December 16, 1999 and Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-105976), filed with the SEC on June 10, 2003)
(e)(7)	2001 Outside Director Stock Option Plan (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-69658), filed with the SEC on September 19, 2001)
(e)(8)	2005 Equity Incentive Plan (Incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A (SEC File No. 000-20931) filed with the SEC on March 31, 2005)
(e)(9)	2005 Employee Stock Purchase Plan (Incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A (SEC File No. 000-20931) filed with the SEC on March 31, 2005)
(e)(10)	2005 Equity Incentive Plan Agreement (Incorporated by reference to Exhibit 10.8.1 to the Company’s Annual Report on Form 10-K (SEC File No. 000-20931) filed with the SEC on February 16, 2007)
(e)(11)	2005 Equity Incentive Plan Agreement (Accelerated Vesting) (Incorporated by reference to Exhibit 10.8.2 to the Company’s Annual Report on Form 10-K (SEC File No. 000-20931) filed with the SEC on February 16, 2007)
(e)(12)	Preferred Share Rights Agreement, dated as of May 6, 1998 between the Company and Norwest Bank Minnesota, N.A., including the Certificate of Designations, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (Incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A12G filed with the SEC on June 9, 1998)
(e)(13)	Restated Certificate of Incorporation of the Company (Incorporated by reference to Exhibit 3.1(i)(a) to the Company’s Registration Statement on Form S-l (SEC File No. 333-4461), declared effective by the SEC July 26, 1996)
(e)(14)	Certificate of Amendment to Certificate of Incorporation (Incorporated by reference to Exhibit 3.3 to the Company’s Quarterly Report on Form 10-Q (SEC File No. 000-20931), filed with the SEC on July 26, 2005)
(e)(15)	Form of Indemnification Agreement for directors and officers (Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-l (SEC File No. 333-4461), declared effective by the SEC July 26, 1996)
(e)(16)	Agreement and Plan of Merger, dated as of January 21, 2008, among the Company, Roche Holdings, Inc. and Rocket Acquisition Corporation

*	Included in materials mailed to the Company’s stockholders.

(1)	Previously filed with Schedule 14D-9 or an amendment thereto.